FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 4, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2008

[ Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) ]

Tokyo, February 3, 2009 – Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended December 31, 2008.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division    TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1)	Consolidated operating results information for the three-month period ended December 31, 2008 (from October 1, 2008 to December 31, 2008)

	(Millions of yen)
	Three-month period ended December 31,
	2008		2007
		%		%
Revenues	1,176,009	(19.7)	1,465,046	24.6
Income from continuing operations before income taxes, minority interests and equity in earnings	27,201	(68.8)	87,065	1.2
Net income	39,153	(52.6)	82,594	(8.0)

(2)	Consolidated operating results information for the nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008)

	(Millions of yen)
	Nine-month period ended December 31,
	2008		2007
		%		%
Revenues	4,508,634	7.3	4,202,329	21.3
Income from continuing operations before income taxes, minority interests and equity in earnings	337,389	8.8	310,163	38.7
Net income	279,701	(16.4)	334,515	37.0
Net income per share, basic	153.71		185.67
Net income per share, diluted	153.26		183.42

Notes :

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.

2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the nine-month period ended December 31, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

(2)	Consolidated financial position information

		December 31, 2008	March 31, 2008
Total assets	Millions of yen	8,847,577	9,537,829
Shareholders’ equity	Millions of yen	1,921,111	2,183,660
Shareholders’ equity ratio	%	21.7	22.9
Shareholders’ equity per share	Yen	1,054.86	1,202.03

Note :

The companies adopted FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008. In accordance with this amendment, the companies adjusted the total assets as of March 31, 2008.

2. Dividend information

		Year ended March 31,		Year ending March 31, 2009 (Forecast)
		2009	2008
Interim dividend per share	Yen	25	23
Year-end dividend per share	Yen		23	10
Annual dividend per share	Yen		46	35

3. Forecast of consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

		Year ending March 31, 2009
Net income	Millions of yen	310,000
Net income per share, basic	Yen	170.33

4. Others

(1) Increase/decrease of important subsidiaries during the period : None

(2) Number of shares :

	December 31, 2008	March 31, 2008
Number of shares of common stock issued, including treasury stock	1,824,917,976	1,820,183,809
Number of shares of treasury stock	3,710,961	3,543,891

	Nine-month period ended December 31, 2008	Nine-month period ended December 31, 2007
Average number of shares of common stock outstanding	1,819,668,434	1,801,661,010

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Three-Month Period and Nine-Month Period Ended December 31, 2008

Consolidated financial statements for the three month and nine-month periods ended December 31, 2008 and for the corresponding the three month and nine month periods of the previous year are not reviewed by auditors.

1 Summary of Financial Results for the Three-Month Period and Nine-Month Period Ended December 31, 2008

(1) Operating environment

The stress in the financial markets in the United States intensified in mid-September 2008 following the sudden collapse of Lehman Brothers, and rapidly spread to major European countries as well as other regions. Amid deteriorating business confidence, authorities and central banks in the world responded immediately with extraordinary steps, including taking equity positions in commercial banks and large injections of liquidity, coordinated reductions in policy interest rates and coordinated measures to stimulate the economy as well as to support industries. Such measures have started to have an effect somewhat in bringing the waves of panic that have inundated credit and equity markets across the world under control to some extent. However, the intensification of the financial crisis has started to exact a significant toll far beyond expectation on economic activity across the world especially in the auto and construction business with a falloff in business performance as well as private consumption.

Emerging economies, which have been the major driver behind the recent global growth, have not escaped the impact of the widening crisis with export volumes fading as import demand in developed countries declined sharply and softening of domestic demand. In response, the Chinese government unveiled a massive economic stimulus package to boost economy and domestic demand.

The macroeconomic landscape in Japan is similar to that in the United States and Europe. Household spending has retrenched, business investment intentions has been market down steeply, and export has slowed down with slumping import demand in the rest of the world.

Commodity markets too are at a crossroad. Prices in energy, metals and all commodity markets have fallen sharply from the highest prices ever in July 2008 reflecting slower growth and increase in risk aversion. Future oil price (WTI) reached USD-33 per barrel at one time in December. Japanese Yen appreciated against almost all currencies and even reached Yen-87 against USD-1.00 at one point due to several reasons, including decrease in spread between Japanese interest rates and U.S. rates, Euro Zone rates as well as other countries rates, weakening of currencies of resource-rich countries such as the Australian Dollar and Brazilian Real as a result of falloff in commodity prices; the Japanese financial markets being less affected by fallout from the global financial and banking crisis.

Following the decision by Bank of Japan to reduce the policy interest rate in October and in December 2008 and to take on proactive measures to provide liquidity such as conducting outright purchases of commercial paper, the Japanese government decided to introduce the second supplementary budget for fiscal year 2008 including financial support for small and medium-sized enterprises.

Such measures are expected to eventually restore confidence in the economy. Nevertheless, a serious downturn of the real economy is yet to come, and we must be fully prepared for continuing challenges in the economic environment, such as slowing economy, appreciation of the Japanese Yen, falloff in commodity markets and credit crunch.

(2) Operating Results (Comparison between the three month periods ended December 31, 2008 and 2007)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted a consolidated net income of ¥39.2 billion for the three month period ended December 31, 2008, a decline of ¥43.4 billion, from ¥82.6 billion for the corresponding three month period of the previous year. Major factors during the periods were as follows.

•

Due to the time lag in consolidating their earnings into our operating results as well as the price formulas, Oil and Gas Producing businesses remained robust despite the sharp falloff in oil prices for the three month period ended December 31, 2008. Reflecting the higher prices, coal business also showed solid performance. As a result, the Energy Segment reported increases in gross profit, equity in earnings of associated companies and dividend income.

•

On the other hand, reflecting a decline in sales volume caused by the sharp slowdown of the global economy since last autumn and the appreciation of the Japanese Yen against the Australian Dollar and Brazilian Real, businesses of Mineral & Metal Resources reported a decline in gross profit, equity in earnings of associated companies.

•

Affected by a significant toll on economic activity across the world, almost all the non-resources segments including the Iron & Steel Product Segment, the Chemical Segment and the Food & Retail Segment, reported a decrease in net income compared to the corresponding three month period of the previous year. Only the Consumer Service & IT Segment reported an increase in net income due to a large gain on sale of a real estate trust beneficiary right.

•

Due to the sharp decline in equity markets, the Group recognized impairment losses of ¥32.9 billion including those of listed securities at the Chemical Segment and the Machinery & Infrastructure Projects Segment. In addition, reflecting declines in listed shares in Sims Metal Management Limited (Australia) and Penske Automotive Group, Inc. (United States), we recognized impairment losses of ¥25.8 billion and of ¥5.1 billion in equity in earnings of associated companies-net, respectively.

(3) Operating Results (Comparison between the nine month periods ended December 31, 2008 and 2007)

The group posted consolidated net income of ¥279.7 billion, a decline of ¥54.8 billion, or down 16.4%, from ¥334.5 billion for the corresponding nine month period of the previous year. Major developments during the periods were as follows.

•

Although gross profit and equity in earnings of associated companies declined compared to the corresponding three month period of the previous year reflecting the Japanese Yen appreciation against almost all currencies and slowing growth in the global economies since last September, the businesses of Mineral & Metal Resources recorded increases in gross profit and equity in earnings of associated companies attributable to the robust performance during the first six month period ended September 30, 2008 enjoying the continued run-up in prices of related commodities and increased sales volumes.

•

Due to the time lag in consolidating their earnings into our operating results as well as the price formulas, Oil and Gas Producing businesses remained solid despite the sharp falloff in oil prices for the three month period ended December 31, 2008. Reflecting the higher prices, coal business also showed solid performance. As a result, the Energy Segment reported increases in gross profit, equity in earnings of associated companies and dividend income.

•

Due to intensification of the global economic slowdown and the credit crunch since last September, excluding the Foods & Retail Segment, the Logistics & Financial Markets Segment and the America Segment, all the other non-resources segments recorded substantial decreases in gross profit for the three month period ended December 31, 2008 compared to the corresponding three month period of the previous year, and also showed decreases in gross profit for the nine month period ended December 31, 2008.

•

Due to the sharp decline in equity markets, the Group recognized impairment losses of ¥57.6 billion including those of listed securities such as Mitsui Chemical held by the Chemical Segment and Yamaha Motor stock held by the Machinery & Infrastructure Projects Segment. In addition, reflecting declines in listed shares in Sims Metal Management Limited and Penske Automotive Group, Inc., we recognized impairment losses of ¥25.8 billion and of ¥5.1 billion in equity in earnings of associated companies-net, respectively.

•

Substantial one-off gains on sale of securities and divestitures in the six month period of the previous year amounting to approximately ¥93 billion (after tax) including sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited in India, Sakhalin II in Russia, Wandoo Petroleum Pty. Ltd. in Australia and EBM (*1) in Brazil, gains on sale of aircraft held by Tombo Aviation, Inc. (United States) as well as a gain on land sale in Europe in the automotive field.

(*1)	Empreendimentos Brasileiros de Mineração S.A.

(4) Financial Condition

Total assets as of December 31, 2008 were ¥8.8 trillion, a decline of ¥0.7 trillion from ¥9.5 trillion as of March 31, 2008. With commodity prices plummeting during the three month period ended December 31, 2008, current assets declined by ¥0.2 trillion. Investments and plant, property and equipment (“PPE”) declined by ¥0.5 trillion compared to the previous fiscal year end due to decreases in investment in foreign associated companies, in PPE held by foreign subsidiaries and in listed securities resulting from the stronger Japanese Yen and sharp decline in equity markets all over the world partially offset by additional investment in Valepar S.A. (Brazil) and various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments. Shareholders’ equity as of December 31, 2008 was ¥1.9 trillion, a decline of ¥0.3 trillion from ¥2.2 trillion as of March 31, 2008, due to the stronger Japanese Yen and lower equity prices offset by an increase of retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of December, 2008 was 1.44 times, an increase of 0.17 point from ¥1.27 times as of March 31, 2008.

(1*)	See “4 Financial Condition and Cash Flows” regarding “Net DER”.

(5) Cash Flow Statement

Reflecting a net increase in Mitsui’s cash outflow of ¥209.4 billion due to the rise in operating assets and liabilities including rise in derivative assets, net cash provided by operating activities for the nine month period ended December 31, 2008 was ¥242.8 billion. Net cash used in investing activities for the nine month period ended December 31, 2008 was ¥256.0 billion due mainly to an additional investment in Valepar S.A., and other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow (*1) for the nine-month period ended December 31, 2008 was a net outflow of ¥13.2 billion.

(1*)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operation

(1) Analysis on consolidated income statements (Comparison between the three month periods ended December 31, 2008 and 2007)

Gross Profit

Gross profit for the three month period ended December 31, 2008 was ¥234.2 billion, a decline of ¥7.2 billion, from ¥241.4 billion for the corresponding three month period of the previous year as a result of the following:

•

The Americas Segment reported an increase of ¥19.8 billion in gross profit due to the solid performance of Novus International Inc. (U.S.A.) reflecting a continued strong demand of animal feed additives and improved performance of the activities at Westport Petroleum Inc. (U.S.A.) supported by the favorable environment in oil future markets.

•

The Energy Segment reported an increase of ¥12.6 billion in gross profit despite the recent precipitation in oil prices. Due to the time lag in consolidating their earnings into our operating results as well as the price formulas the oil & gas producing businesses showed solid performance and Mitsui Coal Holdings Pty. Ltd. (Australia) reported an increase in gross profit due to higher coal prices.

•

The Mineral & Metal Resources Segment reported a decline of ¥12.4 billion in gross profit. Due to the decrease in sales volume resulting from the global recession, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported decreases of ¥6.7 billion and ¥3.4 billion, respectively, in spite of the run-up in iron ore annual contract prices.

•

The Logistics & Financial Markets Segment reported an increase of ¥9.3 billion which was offset by a foreign exchange loss of ¥15.6 billion related to commodity trading at Mitsui and posted in other expense-net.

•

Almost all segments in non- resources business excluding the Food & Retail Segment, the Logistics & Financial Markets Segment and the Americas Segment, reported a decline in gross profit affected by the global economic crisis.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three month period ended December 31, 2008 were ¥141.5 billion, a decline of ¥8.2 billion, from ¥149.7 billion for the corresponding three month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel	Welfare	Travel	Entertainment	Communication	Others	Total
Three month period ended December 31, 2008	69.5	2.9	8.5	2.8	11.4	46.4	141.5
Three month period ended December 31, 2007	72.2	3.0	9.2	2.7	12.4	50.2	149.7
Change	▲2.7	▲0.1	▲0.7	0.1	▲1.0	▲3.8	▲8.2

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥69.5 billion, a decrease of ¥2.7 billion from ¥72.2 billion for the corresponding three month period of the previous year. Personnel expenses increased at Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) as a result of merger with Marubeni Liquefied Gas Corporation (Japan) and also at Novus International Inc. (United States) due to increase in bonus expenses. On the other hand, reclassification of T Gaia Corporation (Japan) from subsidiary to associated company resulted in a decrease in personnel expenses.

•	Expenses in the category “Others” were ¥46.4 billion, a decline of ¥3.8 billion from ¥50.2 billion for the corresponding three month period of the previous year.

The table below provides selling, general and administrative expenses by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three month period ended December 31, 2008	8.3	3.8	19.9	12.0	14.1	16.7	17.8	7.4
Three month period ended December 31, 2007	8.3	3.7	20.6	14.3	10.7	15.7	24.1	9.1
Change(*)	0.0	0.1	▲0.7	▲ 2.3	3.4	1.0	▲ 6.3	▲ 1.7

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three month period ended December 31, 2008	17.4	5.6	6.5	129.5	1.4	10.6	141.5
Three month period ended December 31, 2007	17.2	6.1	6.4	136.2	1.7	11.8	149.7
Change(*)	0.2	▲ 0.5	0.1	▲ 6.7	▲ 0.3	▲ 1.2	▲ 8.2

(*)▲:	Decrease in selling, general and administrative expenses

•

While the Energy Segment reported an increase of ¥3.4 billion, the Consumer Service & IT Segment reported a decline of ¥6.3 billion. The major increase in the Energy Segment was reported by Mitsui Marubeni Liquefied Gas Co., Ltd. and the major decline in the Consumer Service & IT Segment was reported by T-Gaia Corporation.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three month period ended December 31, 2008 was ¥4.7 billion, an increase of ¥2.5 billion, from ¥2.2 billion for the corresponding three month period of the previous year reflecting the credit crunch sparked by the intensifying financial turmoil. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three month period ended December 31, 2008 was ¥9.4 billion, a decline of ¥4.0 billion from ¥13.4 billion for the corresponding three month period of the previous year. Overseas subsidiaries reported a decline in total due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the three month periods ended December 31, 2008 and 2007.

Periodic average of 3 month Libor (%p.a.)
	Three month Period Ended December 31,
	2008	2007
Japanese Yen	0.90%	0.93%
U.S. Dollar	2.22%	4.91%

Dividend Income

Dividend income for the three month period ended December 31, 2008 was ¥19.9 billion, an increase of ¥8.2 billion from ¥11.7 billion for the corresponding three month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥12.7 billion, an increase of ¥7.0 billion for the corresponding three month period of the previous year reflecting higher prices. In addition, we received dividends of ¥1.5 billion from an LNG project in Equatorial Guinea for the three month period ended December 31, 2008.

Gain on Sales of Securities

Gain on sales of securities for the three month period ended December 31, 2008 was ¥16.4 billion, an increase of ¥5.6 billion from ¥10.8 billion for the corresponding three month period of the previous year. The major items were a gain of ¥11.9 billion on sale of a trust beneficiary right of Shiodome building, a gain of ¥2.9 billion from the merger of T-Gaia Corporation (Former Telepark Corp) with MS Communications Co., Ltd. There were divestitures of two cable television businesses for the corresponding three month period of the previous year.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three month period ended December 31, 2008 was ¥32.9 billion, an increase of ¥26.2 billion from ¥6.7 billion for the corresponding three month period of the previous year.

Major losses for the three month period ended December 31, 2008 were write-downs on listed shares in Yamaha Motors Co. Ltd. (Japan) in the Machinery & Infrastructure Segment, in Mitsui Chemicals, Inc. (Japan) and in Ishihara Sangyo Kaisha LTD. (Japan) in the Chemical Segment, while loss for the corresponding three month period of the previous year consisted of miscellaneous small items.

Gain on Disposal or Sales of Property and Equipment—Net

Loss on disposal or sales of property and equipment—net for the three month period ended December 31, 2008 was ¥0.6 billion, an increase of ¥0.6 billion compared to the corresponding three month period of the previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three month period ended December 31, 2008 was ¥13.3 billion, an increase of ¥8.2 billion from ¥5.1 billion for the corresponding three month period of the previous year. The major loss for the three month period ended December 31, 2008 was an impairment loss of ¥10.2 billion on property & equipment and mineral rights of Vincent oil field. The major loss for the corresponding three month period of the previous year was an impairment loss of ¥3.9 billion of power producing equipment at domestic power producing operations.

Impairment Loss of Goodwill

Impairment loss of goodwill for the three month period ended December 31, 2008, was ¥13.6 billion. The major losses were an impairment loss of ¥5.5 billion for Steel Technologies Inc. (United States) triggered by the severe condition of the steel products business related to automotive and housing industries in the United States, and ¥4.1 billion for Mitsui Knowledge Industry Co., Ltd. (Japan), reflecting a decline in its share price. The group did not record any impairment loss for the corresponding three month period of the previous year.

Other Expense—Net

Other Expense—net for the three month period ended December 31, 2008 was ¥27.2 billion, an increase of ¥27.4 billion, from income of ¥0.2 billion for the corresponding three month period of the previous year. The major expenses for the three month period ended December 31, 2008 were foreign exchange losses of ¥17.4 billion at Mitsui, ¥15.6 billion of which was related to commodity derivative trading at the Logistics & Financial Markets Segment and corresponded to the gross profit at the same segment. Also salvage expenses of ¥4.0 billion for the Mexican gulf oil production facility destroyed by hurricane was posted at the Energy Segment. Other expense-net for the corresponding three month period of the previous year consisted of miscellaneous small items.

Income Taxes

Income Taxes for the three month period ended December 31, 2008 was a tax benefit of ¥8.2 billion, an improvement of ¥47.5 billion, from a tax expense of ¥39.3 billion for the corresponding three month period of the previous year. We recognize tax effect of an impairment loss on a listed security, if and when share price of such security declines to 50% or less of the carrying value to meet tax deductibility criteria under the Japanese tax laws and regulations. For the three month period ended December 31, 2008, we recorded an additional positive tax effect on the impairment losses of the prior periods, on which we had not recorded tax effect, as a result of the further decline in their share prices.(*1)

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the three month period ended December 31, 2008 was a loss of ¥6.1 billion, a decline of ¥6.2 billion from a loss of ¥12.3 billion for the corresponding three month period of the previous year. Major factors of the decline were related to increases in minority interest at Mitsui Marubeni liquefied gas Co., Ltd., at Japan Collahuasi Resources B.V. (Netherlands), the holding company of Compania Minera Dona Ines de Collahuasi,SCM, a copper producing company in Chile, and at Mitsui Oil Exploration Co., Ltd. (Japan), which resulted in a large portion of the losses being allocated to the minority shareholder.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the three month period ended December 31, 2008 was ¥9.9 billion, a decline of ¥36.6 billion from ¥46.5 billion for the corresponding three month period of the previous year as a result of followings:

•

Reflecting higher oil price and favorable price amendment of condensate sold to Mittwell Energy Resources Pty. Ltd. (Australia), Japan Australia LNG (MIMI) Pty. Ltd. (Australia) reported an increase in earnings.

•

Due to lower nickel price and the appreciation of Japanese Yen vis-à-vis Brazilian Real, Valeper S.A., the holding company of Companhia Vale do Rio Doce, a Brazilian mining company, reported a decline in earnings.

•	Due to the appreciation of Japanese Yen vis-à-vis the U.S.Dollar, Compania Minera Dona Ines de Collahuasi SCM, a copper producing company, reported a decrease in earnings.

•

Reflecting other-than-temporary declines in listed shares in Sims Metal Management Limited and Penske Automotive Group, Inc., we recognized impairment losses of ¥25.8 billion and of ¥5.1 billion, respectively.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the three month period ended December 31, 2008 was nil. Income from discontinued operations for the corresponding three month period of the previous year was ¥0.6 billion.

(*1)	We recognize an impairment loss on a listed security if the security has an other-than-temporary decline in its share price. As an example, we record an impairment loss when a listed security’s price in the market declines by 30% or more compared to its purchase price, taking into account the materiality of the decline. Under the Japanese tax laws and regulations, less than 50% decline impairment losses are generally considered as non-taxable expenses. In case of non-taxable impairment losses, we set up valuation allowances on the deferred tax assets on the impairment losses unless the deferred tax assets can be realized with reasonable grounds. If and when the share price falls by 50% or more and the non-taxable impairment loss turns into taxable, we recognize tax effect on the loss including the non-taxable loss(es) recorded in the previous period(s).

(2) Operating Results by Operating Segment

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the three month period ended December 31, 2007 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects Segment:

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc. (*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1)	Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Iron & Steel Products Segment

Gross profit for the three month period ended December 31, 2008 was ¥11.8 billion, a decline of ¥3.7 billion from ¥15.5 billion for the corresponding three month period of the previous year. Regency Steel Asia Pte Ltd. (Singapore) recorded a valuation loss on inventory and posted a large decline in gross profit due to the significant toll on economic activity as well as the intensifying credit crunch in the region. The steel products transactions in the domestic market were less affected by fallout from the global financial crisis.

Operating income for the three month period ended December 31, 2008 was ¥3.4 billion, a decline of ¥3.5 billion from ¥6.9 billion for the corresponding three month period of the previous year reflecting a decrease in gross profit.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥0.7 billion, a decline of ¥0.6 billion from ¥1.3 billion for the corresponding three month period of the previous year.

Net income for the three month period ended December 31, 2008 was ¥2.7 billion, a decline of ¥3.0 billion from ¥5.7 billion for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended December 31, 2008 was ¥15.1 billion, a decrease of ¥12.4 billion from ¥27.5 billion for the corresponding three month period of the previous year.

The main factor of the decline was the curtailment of sales volume in iron ore producing business and the appreciation of Japanese Yen vis-à-vis the Australian Dollar and Brazilian Real. Reflecting tight supply and demand balance in emerging and developing economies, especially in China and India, iron ore contract prices for the year ending March 31, 2009 increased substantially from the year ended March 31, 2008.

Following the settlement of Brazilian iron ore fines with increases in price by 65~71%, Australian iron ore lump and fines prices were settled with an increase by 96.5% and 79.9% respectively.

Reflecting reduced crude steel production due to the global recession since last autumn, the iron ore sales volume dropped sharply, and as a result, gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. declined by ¥6.7 billion and ¥3.4 billion respectively.

Operating income for the three month period ended December 31, 2008 was ¥11.4 billion, a decline of ¥12.5 billion from ¥23.9 billion for the corresponding three month period of the previous year, reflecting the decrease in gross profit.

Equity in losses of associated companies for the three month period ended December 31, 2008 was ¥9.3 billion, a decrease of ¥29.7 billion from earnings of ¥20.4 billion for the corresponding three month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company, which is an investment vehicle company for iron ore mining business in Australia, were ¥4.8 billion, an increase of ¥2.5 billion from ¥2.3 billion for the corresponding three month period of the previous year reflecting increase in the iron ore prices.

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Compania Minera Dona Ines de Collahuasi SCM, a copper producing company, recorded earnings of ¥1.6 billion, a decline of ¥5.3 billion from ¥6.9 billion for corresponding three month period of the previous year. The main reasons for the decline were increases in production cost and the appreciation of the Japanese Yen against the U.S. Dollar.

•

Valepar S.A. posted earnings of ¥7.9 billion, a decline of ¥1.4 billion from ¥9.3 billion for the corresponding three month period of the previous year. Due to the fact that Valepar S.A. has a different fiscal year end, an increase from higher iron ore price was offset with a decline in nickel price as well as the appreciation of the Brazilian Real against the U.S. Dollar. In addition, the appreciation of the Japanese Yen against the Brazilian Real resulted in lower equity in earnings in consolidating its earnings into our financial statements.

•	Reflecting a decline in listed share in Sims Metal Management Limited, we recognized an impairment loss of ¥25.8 billion.

Consequently, net loss for the three month period ended December 31, 2008 was ¥7.9 billion, a substantial decline of ¥38.0 billion from net income of ¥30.1 billion for the corresponding three month period of the previous year.

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended December 31, 2008 was ¥22.1 billion, a decline of ¥9.7 billion from ¥31.8 billion for the corresponding three month period of the previous year.

•

Although the motorcycle retail finance company P.T. Bussan Auto Finance continued to show solid performance, overseas automotive distribution subsidiaries in the emerging countries in Latin America and Russia as well as in North America posted a decline affected by the slow down of the economy and the credit crunch. As a result, this business unit reported a decline.

•

Reflecting a sharp drop of demand, marine business slowed in marketing commercial vessels, trading in used vessels, operating and chartering vessels, and owning or leasing special energy-related vessels.

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Infrastructure projects business reported a decline at leasing subsidiaries in Europe reflecting remodeling and overhaul of rolling stock and in the United States reflecting an increase in idle freight cars.

Operating income for the three month period ended December 31, 2008 was ¥1.0 billion, a decline of ¥8.0 billion, from ¥9.0 billion for the corresponding three month period of the previous year due to a decline in gross profit.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥5.5 billion, a decline of ¥7.6 billion from ¥13.1 billion for the corresponding three month period of the previous year.

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Overseas power producing businesses such as IPM UK Power Holdings Limited (Gibraltar) and IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported a ¥2.0 billion profit in total, a decline of ¥5.0 billion from a ¥7.0 billion for the corresponding three month period of the previous year due to a reversal effect that Australian power producing operation recorded a mark-to-market evaluation profit of ¥4.1 billion on power contracts for the corresponding three month period of the previous year.

•	This segment recorded a ¥4.1 billion (this segment portion) loss on write-down of securities in listed share in Penske Automotive Group, Inc. reflecting a decline in its share.

Net income for the three month period ended December 31, 2008 was ¥4.5 billion, a decline of ¥13.9 billion, from ¥18.4 billion for the corresponding three month period of the previous year. This segment recorded a loss of ¥7.7 billion on write-down of securities of Yamaha Motor Co., Ltd. The segment posted a positive tax effect of ¥6.7 billion in income taxes not only on the impairment loss of ¥7.7 billion for the current period but also on the impairment loss of ¥8.6 billion for the previous year.

Chemical Segment

Gross profit was ¥12.2 billion, a decline of ¥10.9 billion from ¥23.1 billion for the corresponding three month period of the previous year. The major factors of declines in this segment were as follows:

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In the up-stream products area, due to a sharp decline of market price of ammonia since last autumn and curtailment of sales volume, P.T. Kaltim Pasifik Amoniak (Indonesia), a joint venture manufacturing and marketing company of ammonia, recorded a decline in gross profit. Basic petrochemicals also recorded a decline due to a further deterioration in market prices of ethylene dioxide and vinyl chloride monomer, both of which are used for vinyl chloride as raw materials.

•

Mid-stream intermediate products such as styrene monomer, mono-ethylene glycol and phenol used for synthetic resin and synthetic fiber raw materials in overall recorded a decline in gross profit due to sluggish market prices as well as a further deterioration in demand.

•	Plastics and functional materials also recorded a decline in gross profit due to falloff in the market prices coupled with a decline in demand.

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Sulfur and sulfuric acid, raw materials of fertilizer, decelerated sharply after the last summer when the export custom duty for the fertilizer products in China was raised substantially and the demand in China declined considerably.

Operating loss for the three month period ended December 31, 2008 was ¥0.4 billion, a decline of ¥9.7 billion from ¥9.3 billion of profit for the corresponding three month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥0.1 billion, a decline of ¥1.4 billion from ¥1.5 billion for the corresponding three month period of the previous year. Although International Methanol Company (Saudi Arabia), a joint venture methanol manufacturing company, recorded earnings of ¥0.6 billion, similar to the earnings for the corresponding three month period of the previous year, an impairment loss on listed share in an associated company resulted in the decline.

Net loss for the three month period ended December 31, 2008 was ¥4.2 billion, a decline of ¥9.5 billion from ¥5.3 billion of profit for the corresponding three month period of the previous year. This segment recorded a loss of ¥8.9 billion on write-down of securities including an additional ¥4.5 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥3.5 billion impairment loss on shares in Ishihara Sangyo Kaisha LTD. This segment recorded an income tax effect of ¥6.1 billion not only on the impairment loss of ¥4.5 billion for Mitsui Chemicals in the current three month period ended December 31, 2008 but also on an impairment loss of ¥10.3 billion on the same securities posted in the six month period ended September 30, 2008.

Energy Segment

Japan Crude Cocktail (JCC) plummeted to US$55 per barrel (preliminary figure) in December 2008 as a result of slowing demand and increased risk aversion after reaching a historical high price in July 2008. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a zero to 6 month time lag. Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the three month period ended December 31, 2008 and 2007 were US$120 per barrel and US$73 per barrel, respectively.

Gross profit for the three month period ended December 31, 2008 was ¥64.1 billion, an increase of ¥12.7 billion from ¥51.4 billion for the corresponding three month period of the previous year primarily due to the following:

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Mitsui E&P Australia Pty Ltd (Australia) recorded a ¥11.7 billion increase in gross profit due to an increase in sales volume from Tui oil field in New Zealand which started its oil production in July 2007 as well as higher oil prices. On the other hand, Mittwell Energy Resources Pty., Ltd. (Australia) posted a decline of ¥7.3 billion in gross profit due to a curtailment of shipments and an increase in condensate cost as a result of the revision of the transfer price from Japan Australia LNG (MIMI) Pty. Ltd. Likewise, due to lower oil prices, Mitsui Oil Exploration Co., Ltd., of which fiscal year end is March 31, reported a decline of ¥8.4 billion.

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The price for representative Australian premium hard coking coal for the year ending March 31, 2009 increased by approximately 200% to US$300 per ton FOB from the price for the year ended March 31, 2008. At the same time thermal coal prices also increased by approximately 100% from the previous period. For the three month period ended December 31, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥17.6 billion, reflecting higher coal price.

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Following the merger with Marubeni Liquefied Gas Corporation (Japan) in April 2008, Mitsui Marubeni Liquefied Gas Co., Ltd. increased its sales volume but reported a decline of ¥5.9 billion in gross profit due to a valuation loss on inventories resulting from a decline in market price.

Operating income for the three month period ended December 31, 2008 was ¥49.9 billion, an increase of ¥9.5 billion from ¥40.4 billion for the corresponding three month period of the previous year. An increase of ¥3.3 billion of selling, general and administrative expenses caused by the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥12.0 billion, an increase of ¥4.9 billion from ¥7.1 billion for the corresponding three month period of the previous year. Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reported an increase in earnings due to run-up in oil prices and revised transfer price applied to sales of condensate to Mittwell Energy Resources Pty., Ltd.

Net income for the three month period ended December 31, 2008 was ¥49.4 billion, an increase of ¥33.5 billion from ¥15.9 billion for the corresponding three month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥14.2 billion, an increase of ¥8.5 billion over the corresponding three month period of the previous year.

•	This segment recorded a ¥10.2 billion impairment loss on property & equipment and mineral rights at Vincent oil field in Australia due to a sharp decline in the market price.

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This segment recorded salvage expenses of ¥4.0 billion for the Mexican gulf oil production facility destroyed by a hurricane. Increase in exploration costs was partially offset with a gain in foreign exchange. As a result, other expenses-net was a gain of ¥0.4 billion, an improvement of ¥1.5 billion. The major item for the three month period ended December 31, 2007 was exploration expenses at Mitsui E&P Australia Pty Limited.

Foods & Retail Segment

Gross profit for the three month period ended December 31, 2008 was ¥22.0 billion, an increase of ¥2.5 billion from ¥19.5 billion for the corresponding three month period of the previous year. The Segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations facing severe conditions in terms of profitability.

•	In the food raw material business, soybeans and wheat transaction were solid.

•

MITSUI FOODS CO., LTD. recorded an increase in gross profit over the corresponding three month period of the previous year due to improved margins gained as a result of restructuring unprofitable businesses.

•	Mitsui Norin Co.,Ltd. (Japan) reported a decline in gross profit due to a weaker market of whole sales tea products and raw materials of beverages.

Operating income for the three month period ended December 31, 2008 was ¥5.3 billion, an increase of ¥1.5 billion from ¥3.8 billion for the corresponding three month period of the previous year. MITSUI FOODS CO., LTD. reported an increase in their operating income. Mitsui Norin Co., Ltd. also reported a decline in operating income reflecting a decline in gross profit partly offset with an improvement in selling, general and administrative expenses.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥0.4 billion, a ¥1.2 billion decline from ¥1.6 billion for the corresponding three month period of the previous year.

Reflecting these factors, net income for the three month period ended December 31, 2008 was ¥1.5 billion, a decline of ¥2.5 billion from ¥4.0 billion for the corresponding three month period of the previous year. In addition to the above mentioned factors, other expense-net for the three month period ended December 31, 2008 was ¥2.5 billion, mainly due to a foreign currency exchange loss. Other expense-net for the corresponding three month period of the previous year was a gain of ¥0.2 billion and consisted of miscellaneous small items.

Consumer Service & IT Segment

Gross profit for the three month period ended December 31, 2008 was ¥14.1 billion, a decline of ¥11.3 billion from ¥25.4 billion for the corresponding three month period of the previous year due to severe business condition caused by slowdown of the domestic economy and T-GAIA Corporation reclassified from subsidiary to associated company.

This segment recorded a ¥3.7 billion operating loss, a decline of ¥5.1 billion from an income of ¥1.4 billion for the corresponding three month period of the previous year. Selling, general and administrative expenses improved due to the reclassification of T-GAIA Corporation from subsidiary to associated company.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was ¥2.1 billion, an increase of ¥0.5 billion from ¥2.1 billion for the corresponding three month period of the previous year.

Net income for the three month period ended December 31, 2008 was ¥1.8 billion, an increase of ¥1.2 billion from a profit of ¥0.6 billion for the corresponding three month period of the previous year. Other than the above-mentioned there were following factors:

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This segment reported a gain of ¥14.9 billion on sale of securities including a gain of ¥11.9 billion on sales of a trust beneficiary right with respect to Shiodome building and a gain of ¥2.9 billion on sales of share in T-Gaia Corporation (former Telepark Corp.) through the merger transaction with MS Communications Co., Ltd. This segment reported a gain of ¥2.8 billion on sales of securities of two cable television operations for the corresponding three month period of the previous year.

•	This segment reported an impairment loss ¥4.1 billion on goodwill reflecting a decline in share price of Mitsui Knowledge Industry Co., Ltd. (Japan).

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Reflecting the overall decline at domestic equity markets, this segment recorded a loss of ¥4.0 billion on write-down of securities including an impairment loss of Tokyo Broadcasting System, Inc. for the three month period ended December 31, 2008. This segment recorded a loss of ¥2.3 billion on write-down of securities, which were mainly listed on the market and consisted of miscellaneous small items, for the corresponding three month period of the previous year.

Logistics & Financial Markets Segment

Gross profit for the three month period ended December 31, 2008 was ¥25.5 billion, an increase of ¥9.3 billion from ¥16.2 billion for the corresponding three month period of the previous year. The increase included a profit corresponding to a foreign exchange loss of ¥15.6 billion related to commodity trading business posted in other expense-net. Despite the continued volatile commodity markets, which are favorable for the commodity traders, Mitsui Energy Risk Management Ltd. reported a decline of ¥5.2 billion due to the credit contraction. Likewise, returns from the funds held by Mitsui worsened due to the credit crunch. Logistics business recorded a valuation loss on real estate for sale.

Operating income for the three month period ended December 31, 2008 was ¥16.2 billion, an increase of ¥9.5 billion from ¥6.7 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended December 31, 2008 was a loss of ¥1.2 billion, an improvement of ¥0.4 billion from a loss of ¥1.6 billion for the corresponding three month period of the previous year.

Accordingly, net loss for the three month period ended December 31, 2008 was ¥5.1 billion, a deterioration of ¥8.2 billion from net income of ¥3.1 billion for the corresponding three month period of the previous year. Other than above factors, the following factors were attributable to the deterioration:

•	The segment recorded a foreign exchange loss of ¥15.6 billion in other expense-net, which corresponded to the increase in gross profit.

•

The segment recorded a ¥4.8 billion loss on the write-down, mainly write-downs on listed shares for the three month period ended December 31, 2008, while it recorded a loss of ¥1.6 billion for the corresponding three month period of the previous year.

Americas Segment

Gross profit for the three month period ended December 31, 2008 was ¥34.4 billion, an increase of ¥19.8 billion from ¥14.6 billion for the corresponding three month period of the previous year.

•

Novus International Inc. recorded an increase of ¥8.9 billion in gross profit over for the corresponding three month period of the previous year reflecting higher product prices as well as increase in sales volume supported by a strong demand of animal feed additives globally.

•	Oil products trading subsidiary, Westport Petroleum, Inc., recorded an improvement of ¥5.9 billion reflecting change in the oil future markets environment.

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Champions Pipe & Supply, Inc. (United States) contributed to the increase in gross profit supported by a strong demand of tubular pipes for oil and gas industry carrying over from the previous periods despite the fact that decreasing oil rig counts under lower oil prices showed signs of slower growth of tubular pipe demand.

•

This segment reported an increase due to a reversal effect of ¥5.0 billion loss on the write-down of inventories at MBK Real Estate Ltd. (United States) reflecting the decline in the residential market for the corresponding three month period of the previous year.

Operating income for the three month period ended December 31, 2008 was ¥15.2 billion, a substantial increase of ¥18.4 billion from a loss of ¥3.2 billion for the corresponding three month period of the previous year reflecting the large increase in gross profit.

Equity in losses of associated companies for the three month period ended December 31, 2008 was ¥0.9 billion, a decline of ¥2.5 billion from earnings of ¥1.6 billion for the corresponding three month period of the previous year.

Net loss for the three month period ended December 31, 2008 was ¥10.6 billion, an increase of ¥8.8 billion from net loss of ¥1.8 billion for the corresponding three month period of the previous year. Other than the above-mentioned there were following factors:

•

This segment recorded a ¥9.6 billion impairment loss of goodwill and a ¥2.9 billion impairment loss of long-lived assets at subsidiaries of Mitsui & Co., (U.S.A.), Inc. Steel Technologies Inc. recorded a ¥5.5 billion impairment loss of goodwill and also an impairment loss of long-lived assets, reflecting severe condition of the steel products business for automotive and housing industries in the United States.

•	The segment reported interest expense, net of interest income improved by ¥2.4 billion resulting from lower U.S. Dollar interest rates.

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This segment reported liquidation cost and evaluation loss of ¥2.3 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil), a fertilizer producing and marketing company, in other expense-net.

Europe, the Middle East and Africa Segment

Gross profit for the three month period ended December 31, 2008 was ¥6.0 billion, a decline of ¥0.9 billion from ¥6.9 billion for the corresponding three month period of the previous year.

Operating profit for the three month period ended December 31, 2008 was ¥0.3 billion, a ¥0.5 billion decline from ¥0.8 billion for the corresponding three month period of the previous year, reflecting the decline in gross profit.

Net loss for the three month period ended December 31, 2008 was ¥0.9 billion, a decline of ¥1.9 billion from net income of ¥1.0 billion for the corresponding three month period of the previous year, reflecting economic slowdown in Europe.

Asia Pacific Segment

Gross profit for the three month period ended December 31, 2008 was ¥3.0 billion, a decline of ¥5.7 billion from ¥8.7 billion for the corresponding three month period of the previous year.

Operating loss for the three month period ended December 31, 2008 was ¥3.6 billion, a decline of ¥5.9 billion from operating income of ¥2.3 billion for the corresponding three month period of the previous year, reflecting the decline in gross profit.

Net income for the three month period ended December 31, 2008 was ¥3.9 billion, a decline of ¥2.0 billion from ¥5.9 billion for the corresponding three month period of the previous year. In addition to the above mentioned factors, the segment’s minority interest in Mitsui Coal Holdings Pty. Ltd. increased by ¥3.7 billion, supported by increases in prices of coal.

3. Results of Operations

(1) Analysis on consolidated income statements (Comparison between the nine month periods ended December 31, 2008 and 2007)

Gross Profit

Gross profit for the nine month period ended December 31, 2008 was ¥862.8 billion, an increase of ¥142.9 billion, or 19.8%, from ¥719.9 billion for the corresponding nine month period of the previous year as a result of the following:

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The Energy Segment reported an increase of ¥78.6 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses and Mitsui Coal Holdings Pty. Ltd. (Australia), reflecting continued run-up in mineral resource prices and additional energy equity production.

•

The Mineral & Metal Resources Segment also reported an increase of ¥34.8 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported increases of ¥28.1 billion and ¥4.9 billion, respectively.

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The Americas Segment reported an increase of ¥45.2 billion in gross profit. Supported by strong demand of animal feed additives, Novus International Inc. (United States) reported an increase of ¥23.0 billion. Backed by strong demand of tubular pipes for oil and gas industry, Champions Pipe & Supply, Inc. (United States) and Mitsui Real Estate LLC (United States), which recorded a loss on the write-down of residential home inventories, for the corresponding nine month period of the previous year, also contributed to the increase in gross profit.

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Logistics & Financial Markets Segment reported an increase of ¥18.2 billion, while the Segment posted a foreign exchange loss of ¥19.5 billion in other expense-net corresponding to the increase in gross profit.

•

Due to the financial turmoil intensified after the last fall, excluding Foods & Retail Segment, Logistics & Financial Markets Segment and the Americas Segment, all the other non-resources segments recorded substantial decline in gross profit attributable to decline in sales volumes as well as margins, which offset the increased gross profits for the six month period ended September 30, 2008 reflecting the positive economic circumstances in the emerging countries. In addition, Consumer Service & IT Segment reported a decline due to a loss on write down of inventories in the domestic residential home business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended December 31, 2008 were ¥453.6 billion, an increase of ¥7.5 billion from ¥446.1 billion for the corresponding nine month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel	Welfare	Travel		Entertainment	Communication	Others	Total
Nine month period ended December 31, 2008	224.2	9.3		26.3	8.2	36.2	149.4	453.6
Nine month period ended December 31, 2007	218.6	8.8		26.4	7.9	35.3	149.1	446.1
Change(*)	5.6	0.5	▲	0.1	0.3	0.9	0.3	7.5

(*)▲:	Decrease in selling, general and administrative expenses

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Personnel expenses were ¥224.2 billion, an increase of ¥5.6 billion from ¥218.6 billion for the corresponding nine month period of the previous year. This increase is mainly attributable to Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan)’s merger with Marubeni Liquefied Gas Corporation (Japan) and increased sales volume at Novus International Inc.

The table below provides selling, general and administrative expenses by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Nine month period ended December 31, 2008	26.4	11.6	62.4	39.4	42.4	48.4	65.7	26.2
Nine month period ended December 31, 2007	25.8	12.0	60.2	44.1	33.3	49.2	73.7	24.1
Change(*)	0.6	▲ 0.4	2.2	▲ 4.7	9.1	▲ 0.8	▲ 8.0	2.1

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Nine month period ended December 31, 2008	55.3	18.6	20.6	417.0	4.3	32.3	453.6
Nine month period ended December 31, 2007	51.3	18.0	18.4	410.1	5.5	30.5	446.1
Change(*)	4.0	0.6	2.2	6.9	▲ 1.2	1.8	7.5
(*)▲:	Decrease in selling, general and administrative expenses

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The Energy and the Americas Segments reported increases of ¥9.1 billion and ¥4.0 billion, respectively. The major increases were reported by Mitsui Marubeni Liquefied Gas Co., Ltd. in the Energy Segment and by Novus International Inc. in the Americas Segment. The Chemical Segment and the Consumer Service & IT Segment reported decline of ¥4.7 billion and ¥8.0 billion, respectively. The major declines were reported by INOUEKI CO., LTD. (Japan) in the Chemical Segment and by T-GAIA Corporation (former Telepark Corp.) (Japan) in the Consumer Service & IT Segment, both companies of which were reclassified from subsidiary to associated company.

Provision for Doubtful Receivables

Provision for doubtful receivables for the nine month period ended December 31, 2008 was ¥10.5 billion, an increase of ¥5.6 billion, from ¥4.9 billion for the corresponding nine month period of the previous year reflecting the credit crunch sparked by the intensifying financial turmoil. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the nine month period ended December 31, 2008 was ¥27.7 billion, a decline of ¥9.4 billion from ¥37.1 billion for the corresponding nine month period of the previous year. Mitsui and its domestic subsidiaries recorded a ¥1.5 billion increase reflecting higher Japanese Yen interest rates.

On the other hand, overseas subsidiaries reported a decline in total due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the nine month periods ended December 31, 2008 and 2007.

Periodic average of 3 month Libor (%p.a.)
	Nine month period ended December 31,
	2008	2007
Japanese Yen	0.92	0.85
U.S. Dollar	2.74	5.22

Dividend Income

Dividend income for the nine month period ended December 31, 2008 was ¥58.8 billion, an increase of ¥18.6 billion from ¥40.2 billion for the corresponding nine month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥33.8 billion, an increase of ¥15.0 billion over for the corresponding nine month period of the previous year. In addition, we received dividends of ¥4.4 billion for the first time from an LNG project in Equatorial Guinea which started commercial shipments in May 2007.

Gain on Sales of Securities

Gain on sales of securities for the nine month period ended December 31, 2008 was ¥34.9 billion, a decline of ¥27.0 billion from ¥61.9 billion for the corresponding nine month period of the previous year. While we recorded gains of ¥11.9 billion on sale of a trust beneficiary right with respect to Shiodome building, ¥6.7 billion on sale of Mitsui’s shareholding in Kyushu Oil Co., Ltd. (Japan) and ¥4.0 billion on sale of share in T-Gaia Corporation (former Telepark Corp.) (Japan) through its share buy-back program and the merger with MS Communications Co., Ltd. (Japan) for the nine month period ended December 31, 2008, we posted substantial gains for the corresponding nine month period of the previous year as a result of several large scale divestitures such as the sale of a part of its stake in the Sakhalin II project and its whole stake in EBM in Brazil.

Loss on Write-Down of Securities

Loss on write-downs of securities for the nine month periods ended December 31, 2008 was ¥57.6 billion, an increase of ¥38.3 billion from ¥19.3 billion for the corresponding nine month period of the previous year.

After reaching ¥18,261.98 in July 2007 on high expectations for further growth in Japanese corporate earnings, the Nikkei Stock Average continued to move downwards reflecting declines in global equity prices and appreciation of Japanese Yen against major currencies, triggered by sub-prime mortgage crisis, and recorded ¥12,525.54 as of March 31, 2008. In the current fiscal year the Nikkei Stock Average once resurged to ¥14,601.27 in June 2008, however, reversed to the downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the United States in September 2008, the Nikkei Stock Average plummeted to ¥8,859.56 as of December 31, 2008.

•

The losses for the nine month period ended December 31, 2008 included write-downs on listed shares for ¥48.9 billion reflecting the above mentioned domestic market downward trend. While we recorded impairment losses of ¥7.7 billion for Yamaha Motor Co., Ltd. (Japan) at the Machinery & Infrastructure Projects Segment and ¥14.8 billion for Mitsui Chemicals, Inc. (Japan) as well as ¥3.5 billion for Ishihara Sangyo Kaisha LTD. (Japan) at the Chemical Segment, almost all segments recorded impairment losses on various listed securities.

•

The losses for the corresponding nine month period ended December 31, 2007 included write-downs on listed shares for ¥15.3 billion, including ¥4.5 billion for Seven & i Holdings Co., Ltd. (Japan) at the Foods & Retail Segment and ¥5.0 billion for Central Finance Co., Ltd. (Japan) at the Logistics & Financial Markets Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine month period ended December 31, 2008 was ¥4.5 billion, an increase of ¥3.3 billion from ¥1.2 billion for the corresponding nine month period of the previous year. Major gain for the nine month period ended December 31, 2008 was related to the sale of a lumber mill factory held by Portac Inc. (United States) at the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. at the Europe, the Middle East and Africa Segment, while miscellaneous small items for the corresponding nine month period of the previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the nine month period ended December 31, 2008 was ¥14.4 billion, an increase of ¥7.1 billion from ¥ 7.3 billion for the corresponding nine month period of the previous year. Impairment losses consisted of ¥10.2 billion on property & equipment and mineral rights of Vincent oil field and a loss on intangible assets at Steel Technologies Inc. for the nine month period ended December 31, 2008, and ¥3.9 billion on facilities of domestic power producing operations and a loss on company-owned residences of Mitsui for the corresponding nine month period of the previous year.

Impairment loss of Goodwill

Impairment loss of goodwill for the nine month period ended December 31, 2008, was ¥13.6 billion. The major losses were ¥5.5 billion for Steel Technologies Inc., reflecting severe condition of the steel products business for automotive and housing industries in the United States, and ¥4.1 billion for Mitsui Knowledge Industry Co., Ltd. (Japan), reflecting a decline in its share price.

Other Expense—Net

Other Expense—net for the nine month period ended December 31, 2008 was ¥46.1 billion, an increase of expense by ¥47.8 billion, from ¥1.7 billion of income for the corresponding nine month period of the previous year.

•

Mitsui recorded foreign exchange losses of 25.2 billion for nine month period ended December 31, 2008 including a loss of 19.5 billion on commodity trading activities at the Logistics & Financial Markets Segment which corresponded to a profit in gross profit at the same segment.

•

The other major expenses were exploration expenses at the oil & gas business, salvage expenses of ¥4.0 billion for the Mexican gulf oil production facility destroyed by hurricane and a liquidation cost and evaluation loss of ¥3.5 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio.

•	Other expenses for the corresponding nine month period of the previous year consisted of miscellaneous small items.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the nine month period ended December 31, 2008 was ¥36.9 billion, an increase of ¥3.9 billion from ¥33.0 billion for the corresponding nine month period of the previous year. While the major decline are related to Mitsui E&P Mozambique Area 1(Republic of Mozambique) and Mitsui Marubeni Liquefied Gas Co., Ltd., the increases were in minority interest at Novus International, Inc., Mitsui Oil Exploration Co., Ltd. and Mitsui Itochu Iron Pty. Ltd..

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the nine month period ended December 31, 2008 was ¥95.8 billion, a decline of ¥23.1 billion from ¥118.9 billion for the corresponding nine month period of the previous year as a result of followings:

•	Increase in earnings at Robe River Mining Company reflecting an increase in iron ore prices.

•	Increase in earnings at Japan Australia LNG (MIMI) PTY. Ltd. reflecting an increase in oil prices as well as a higher price of condensate sold to Mittwell Resources Pty. Ltd..

•

Decline in earnings at Valepar S.A. reflecting a reduction in earnings at Companhia Vale do Rio Doce (“Vale”) mainly due to a sharp drop in nickel prices as well as appreciation of the Brazilian Real against the U.S. Dollar partially offset by an increase in iron ore prices.

•

Declines in earnings at Sims Metal Management Limited and at Penske Automotive Group, Inc. due to impairment losses of ¥25.8 billion and ¥5.1 billion, respectively, reflecting other-than-temporary declines in share prices of the companies.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the nine month period ended December 31, 2008 was nil, a decline from ¥66.0 billion for the corresponding nine month period of the previous year. Major discontinued operations for the corresponding nine month period of the previous year were related to Sesa Goa Limited (India) of the Mineral & Metal Resources Segment, Tombo Aviation, Inc. of the Machinery & Infrastructure Projects Segment and Wandoo Petroleum Pty. Ltd. of the Energy Segment.

(2) Operating Results by Operating Segment

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the nine month period ended December 31, 2007 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects Segment:

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc. (*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1)	Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Iron & Steel Products Segment

Gross profit for the nine month period ended December 31, 2008 was ¥46.1 billion, a decline of ¥1.0 billion from ¥47.1 billion for the corresponding nine month period of the previous year. The domestic steel products business which enjoyed a steady growth under the tight supply and demand balance turned a corner. Sales volume declined and margins were squeezed in the three month period ended December 31, 2008 as a result of the overall economic slowdown and credit crunch triggered by the financial crisis in the United States in September. Also foreign trading transactions of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development including transactions carried out by Regency Steel Asia Pte Ltd. to Asian markets, which recorded solid results for the six month period ended September 30,2008 supported by continued favorable demand, decelerated due to a sharp decline in demand for the same reason mentioned above and were forced to recognize a valuation loss on inventories. Operating income for the nine month period ended December 31, 2008 was ¥19.9 billion, a decline of ¥1.3 billion from ¥21.2 billion for the corresponding nine month period of the previous year reflecting a decline in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥3.0 billion, a decline of ¥1.0 billion from ¥4.0 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2008 was ¥12.0 billion, a ¥5.6 billion decline from ¥17.6 billion for the corresponding nine month period of the previous year. In addition to the decline in operating income, a decline in profit on sales of securities and recognition of impairment loss on listed securities resulted in the decline in net income.

Mineral & Metal Resources Segment

Gross profit for the nine month period ended December 31, 2008 was ¥106.9 billion, an increase of ¥34.8 billion from ¥72.1 billion for the corresponding nine month period of the previous year.

The main factor contributing to the increase at iron ore mining operations was the increase of iron ore annual contract prices. Reflecting tight supply and demand balance in emerging and developing countries, especially in China and India, iron ore prices for the year ending March 31, 2009 increased substantially from prices for the year ended March 31, 2008. Following the settlement of Brazilian iron ore fines with increases by 65~71%, in other hand Australian iron ore lump and fines prices were settled with an increase by 96.5% and 79.9% respectively. Consequently increases in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron were ¥28.1 billion and ¥4.9 billion, respectively. FOB prices of Brazilian iron ore and Australian iron ore had been at the same level as is the customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different prices be applied, reflecting the ocean freight difference between Australia and Brazil to major steel making countries, China and Japan.

Due to the global economic slowdown triggered by the financial turmoil, the world crude steel production of the last year decelerated compared with the previous year’s production. Crude steel production of China, which had been sharply increasing in the recent years, fell off dramatically. Reflecting decline in sales volume under such a weak demand situation as well as the weakening Australian Dollar vis-à-vis the Japanese Yen, iron ore mining operating business recorded a decline in gross profit for the three month period ended December 31, 2008 compared for the corresponding three month period of the previous year.

Operating income for the nine month period ended December 31, 2008 was ¥ 95.6 billion, an increase of ¥35.5 billion from ¥60.1 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥42.2 billion, a decline of ¥16.9 billion from ¥59.1 billion for the corresponding nine month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company were ¥19.5 billion, an increase of ¥11.9 billion from ¥7.6 billion for the corresponding nine month period of the previous year reflecting increase in the iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM, a Chilean copper mining company, recorded earnings of ¥13.5 billion, a decline of ¥1.5 billion from ¥15.0 billion for the corresponding nine month period of the previous year due to increase in the production cost and depreciation of the U.S. Dollar against the Japanese Yen.

•

Valepar S.A. (Brazil) posted earnings of ¥27.1 billion, a decline of ¥3.1 billion from ¥30.2 billion for the corresponding nine month period of the previous year, reflecting a reduction in earnings at Vale mainly due to a drop in nickel prices as well as the depreciation of Brazilian Real against the Japanese Yen.

•	Reflecting a decline in listed share in Sims Metal Management Limited, we recognized an impairment loss of ¥25.8 billion.

Net income for the nine month period ended December 31, 2008 was ¥84.1 billion, a decline of ¥64.2 billion from ¥148.3 billion for the corresponding nine month period of the previous year. Other than the above mentioned factors there are following factors:

•

Other expense-net was a loss of ¥2.2 billion, including a foreign exchange translation loss of ¥3.4 billion related to the borrowing denominated in the U.S. Dollar at Mitsui Raw Material Development Pty. Limited (Australia). In addition, this segment recorded a loss of ¥3.1 billion on write-down of securities including an impairment loss on shares of JFE Holdings, Inc. (Japan).

•

Increase in operating income and equity in earnings were offset by a significant rebound effect from gains from divestitures for the nine month period ended December 31, 2007 of a ¥93.9 billion on the sale of its whole stake in Sesa Goa Limited (*1) and a ¥12.4 billion gain on the sale of shares in EBM, a Brazilian iron ore company.

(*1)	In this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operations. In the consolidated statement of income, net income of ¥55.2 billion from the transaction of Sesa Goa for the corresponding nine month period of the previous year is presented as income from discontinued operations (after income tax effect).

Machinery & Infrastructure Projects Segment

Gross profit for the nine month period ended December 31, 2008 was ¥84.2 billion, a decline of ¥4.1 billion from ¥88.3 billion for the corresponding nine month period of the previous year.

•

Although overseas automotive related and construction machinery subsidiaries continued to show solid performance, particularly at the motorcycle retail finance company P.T. Bussan Auto Finance as well as subsidiaries in the emerging countries such as Chile and Peru as well as Russia, this business unit reported a decline of ¥1.4 billion in gross profit due to a decline in export transactions for North America and less business activity as a result of restructuring of subsidiaries in Europe.

•

Despite the financial turmoil and the sluggish freight market, ocean vessels and marine project businesses showed overall rather strong performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels, and owning or leasing special energy-related vessels for the nine month period ended December 31, 2008. Nevertheless, this business unit reported a decline of ¥1.9 billion due to a reversal effect from profit on delivery of some new vessels and gains on sales of commercial vessels realized in the corresponding nine month period of the previous year.

•

Infrastructure projects business fields reported a decline of 0.7 billion in gross profit due to fewer deliveries of plant business and a decline in gross profit at leasing subsidiaries in Europe reflecting remodeling and overhaul of rolling stock partly offset by a positive contribution of newly acquired subsidiaries.

Operating income for the nine month period ended December 31, 2008 was ¥15.7 billion, a decline of ¥6.7 billion from ¥22.4 billion for the corresponding nine month period of the previous year. The major factors were increases in selling, general and administrative expenses and in provision for doubtful receivables at the marine and aerospace and infrastructure projects businesses in addition to the decline in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥13.4 billion, a decline of ¥1.3 billion from ¥14.7 billion for the corresponding nine month period of the previous year. Major factors were as follows:

•

Overseas power producing businesses such as IPM UK Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy reported equity in earnings of ¥0.9 billion, a decline of ¥1.1 billion, from equity in earnings of ¥2.0 billion for the corresponding nine month period of the previous year. UK power producing operations recording a ¥5.0 billion mark-to-market evaluation loss related to long-term power contracts while Australian power producing operations recorded a ¥5.3 billion mark-to-market evaluation loss on long-term swap agreement for the corresponding nine month period of the previous year.

•

This segment recorded equity in losses of ¥1.9 billion for ASAHI TEC CORPORATION (Japan) and equity in losses of ¥4.1 billion (this segment portion) for Penske Automotive Group, Inc. reflecting declines in the share prices. The same segment recorded a loss of ¥5.5 billion (this segment portion) for ASAHI TEC CORPORATION for the same reason for the corresponding nine month period of the previous year.

•

Other than the above-mentioned factors, this segment recorded a profit from sales of vessels at marine business for the nine month period ended December 31, 2008 and had a reversal effect (rebound effect) of profit from sale of real estate at automotive related business for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2008 was ¥21.7 billion, a decline of ¥9.6 billion from ¥31.3 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned factors, major factors were as follows:

•

This segment recorded a loss of ¥9.9 billion on write-down of securities including a ¥7.7 billion impairment loss on shares of Yamaha Motor Co., Ltd. The segment posted a positive tax effect of ¥6.7 billion in Income Taxes not only on the impairment loss of ¥7.7 billion for the current period but also on the impairment loss of ¥8.6 billion for the previous year.

•	This segment recorded a gain of ¥5.5 billion (*1) on the sale of leased aircraft held by Tombo Aviation Inc. for the corresponding nine month period of the previous year.

(*1)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥3.5 billion on the sale for the corresponding nine month period of the previous year is presented as income from discontinued operations (after income tax effect).

Chemical Segment

Gross profit for the nine month period ended December 31, 2008 was ¥67.2 billion, a decline of ¥8.8 billion from ¥76.0 billion for the corresponding nine month period of the previous year. The principal developments in this segment were as follows:

•

Basic petrochemicals of upstream products recorded a decline due to a further deterioration in market prices of ethylene dioxide and vinyl chloride monomer, both of which are raw materials of vinyl chloride. Despite the fact that the market price of ammonia plunged sharply after the last autumn, P.T. Kaltim Pasifik Amoniak, a joint venture manufacturing and marketing company of ammonia, recorded an increase in gross profit due to higher price and an increase in sales volume in the six month period ended September 30, 2008. Consequently upstream products showed overall rather strong performance in total.

•

Mid-stream intermediate products such as styrene monomer, mono-ethylene glycol and phenol used for synthetic resin and synthetic fiber products overall recorded a decline in gross profit due to sharp declines in market prices as well as a further drop in demand.

•	Plastics and Functional Materials also recorded a decline in gross profit due to declines in the market prices coupled with a decline in demand.

•

On the other hand, supported by a globally strong demand for agriculture products, businesses of crop protection chemicals and fertilizer remained robust while sulfur and sulfuric acid, raw materials of fertilizer, decelerated sharply after the last summer when the export custom duty for the fertilizer products in China was raised substantially and the demand in China declined considerably.

Operating income for the nine month period ended December 31, 2008 was ¥26.5 billion, a decline of ¥6.2 billion from ¥32.7 billion for the corresponding nine month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥3.7 billion, a decline of ¥0.7 billion from ¥4.4 billion for the corresponding nine month period of the previous year. While International Methanol Company, a joint venture methanol manufacturing company, recorded earnings, the segment recorded an equity in loss reflecting an other-than-temporary decline in share price of Agro-Kanesho Co., Ltd. (Japan).

Net loss for the nine month period ended December 31, 2008 was ¥0.2 billion, a decline of ¥16.4 billion from net income of ¥16.2 billion for the corresponding nine month period of the previous year. In addition to the above-mentioned factors, this segment recorded a loss of ¥21.3 billion on write-down of securities including a ¥14.8 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥3.5 billion impairment loss on shares in Ishihara Sangyo Kaisha LTD.

Energy Segment

Japan Crude Cocktail (JCC) continued to rise since April 2007, reflecting strong demand and an influx of speculative money into the future markets and reached US$135 per barrel in August 2008. Following the banking crisis in September 2008, the JCC plummeted to US$55 per barrel (preliminary figure) in December 2008 as a result of weaker demand and increased risk aversion. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a zero to 6 month time lag. Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the nine month period ended December 31, 2008 and 2007 were US$107 per barrel and US$66 per barrel, respectively.

Gross profit for the nine month period ended December 31, 2008 was ¥231.2 billion, an increase of ¥78.6 billion from ¥152.6 billion for the corresponding nine month period of the previous year primarily due to the following:

•

There were contributions of ¥28.0 billion by Mitsui E&P Australia Pty Ltd due to the start-up of oil production at Tui oil field in New Zealand in July 2007 and at Vincent oil field in Australia as well as higher oil prices. Likewise, due to higher oil prices MitEnergy Upstream LLC, Mitsui E&P Middle East B.V. (Netherland) and Mitsui Oil Exploration Co., Ltd. reported increases of ¥11.0 billion, ¥5.1 billion and ¥5.1 billion, respectively. On the other hand, Mittwell Energy Resources Pty., Ltd. posted a decline of ¥16.7 billion in gross profit due to decline of shipments and an increase in condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty. Ltd during the nine month period ended December 31, 2008. (*1)

•

The price for representative Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$300 per ton FOB, which is approximately triple of the price for the year ended March 31, 2008. At the same time thermal coal prices doubled from the price for the prior year. For the nine month period ended December 31, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥47.8 billion, reflecting higher coal price as well as increase in production.

•

Following the merger with Marubeni Liquefied Gas Corporation (Japan) in April 2008, Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase of ¥3.9 billion in gross profit due to the merger and increased sales volume despite a valuation loss on inventories due to decline in market price.

Operating income for the nine month period ended December 31, 2008 was ¥ 188.3 billion, an increase of ¥69.4 billion from ¥118.9 billion for the corresponding nine month period of the previous year. An increase of ¥10.6 billion of selling, general and administrative expenses caused by the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥31.6 billion, an increase of ¥5.3 billion from ¥26.3 billion for the corresponding nine month period of the previous year. Japan Australia LNG (MIMI) PTY. Ltd. reported an increase in earnings due to increased oil prices and revised transfer price applied to sales of condensate to Mittwell Energy Resources Pty., Ltd. partially offset with foreign exchange translation effect of the depreciated Australian Dollar against the Japanese Yen.

Net income for the nine month period ended December 31, 2008 was ¥132.5 billion, an increase of ¥44.1 billion from ¥88.4 billion for the corresponding nine month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥38.2 billion, an increase of ¥19.4 billion over the corresponding nine month period of the previous year.

•

This segment recorded a profit of ¥6.7 billion on sale of its shareholding in Kyushu Oil Co., Ltd. On the other hand, in April 2007, this segment sold 50% of its stake in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gains on sale of the shares for the corresponding nine month period of the previous year.

•

This segment recorded a ¥20.4 billion gain (pre-tax) on the sale of its entire oil and gas producing interests(*2) in Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the nine month period ended December 31, 2007.

•

This segment recorded a ¥10.2 billion impairment loss on property & equipment and mineral rights of Vincent oil field. For the corresponding nine month period ended December 31, 2007 this segment recorded a ¥3.9 billion impairment loss on power producing equipment at a domestic power producing operation.

•	Other expense-net increased by ¥10.8 billion due mainly to exploration expenses and salvage expenses of ¥4.0 billion for the Mexican gulf oil production facility destroyed by a hurricane.

(*1)	Positive impact of the increase in condensate sales price for the nine month period ended December 31,2008 at Japan Australia LNG (MIMI) Pty. Ltd. is not reflected timely due to a three-month time lag in consolidating its earnings into our operating results and started to be reflected in our financial statements from this three-month period ended December 31,2008.

(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥5.5 billion on the sale for the corresponding nine month period of the previous year is presented as income from discontinued operations (after income tax effect).

Foods & Retail Segment

Gross profit for the nine month period ended December 31, 2008 was ¥64.0 billion, an increase of ¥2.7 billion from ¥61.3 billion for the corresponding nine month period of the previous year. Although entering into the three month period ended December 31, 2008, inflation of raw material prices has peaked out and started to decline, food raw material business transactions showed firm performance carrying over the positive trend of the previous periods into the current period. On the other hand, Under business circumstances where food manufacturers has been passing the higher raw material and oil costs along to consumers and these price increases as well as the economic downturn have been negatively affecting consumer sentiments, the segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations. The major developments were as follows:

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results of soybeans and wheat transactions.

•

MITSUI FOODS CO., LTD (Japan) recorded an increase of ¥1.1 billion over the corresponding nine month period of the previous year due to improved margins gained through restructuring unprofitable businesses.

•

Mitsui Norin Co., Ltd. (Japan) reported a decline of ¥1.3 billion in gross profit due to the weaker market of whole sales tea products and raw materials of beverages in addition to a loss on write down of inventories under the inactivity on food service industry despite firm performance of tea business for the household use.

Operating income for the nine month period ended December 31, 2008 was ¥15.8 billion, an increase of ¥2.9 billion from ¥12.9 billion for the corresponding nine month period of the previous year. MITSUI FOODS CO., LTD. showed an improvement in operating income reflecting the increase in gross profit. Mitsui Norin Co., Ltd. reported a decline in operating income although the decline in gross profit was partly offset by a slight improvement in selling, general and administrative expenses.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥1.4 billion, a decline of ¥0.9 billion from ¥2.3 billion for the corresponding nine month period of the previous year.

Reflecting these developments, net income for the nine month period ended December 31, 2008 was ¥6.9 billion, a decline of ¥2.2 billion from ¥9.1 billion for the corresponding nine month period of the previous year. Other than the above-mentioned factors there are following factors:

•

Loss on write-down of securities for the nine month period ended December 31, 2008 was ¥2.4 billion. For the corresponding nine month period of the previous year, Mitsui recognized a ¥4.9 billion loss mainly due to the write-down of the shares of Seven & i Holdings Co., Ltd of ¥4.5 billion.

•	This segment recorded a ¥2.6 billion gain on sales of securities, mainly related to listed securities, for the corresponding nine month period of the previous year.

•	Other expenses-net increased by ¥3.4 billion, major part of which was foreign exchange losses, over for the corresponding nine month period of the previous year.

Consumer Service & IT Segment

Gross profit for the nine month period ended December 31, 2008 was ¥60.2 billion, a decline of ¥24.2 billion from ¥84.4 billion for the corresponding nine month period of the previous year. Consumer Service recorded a decline of ¥6.0 billion due to a loss on write down of inventories and reduced sales in the domestic residential home business. In addition, Media related businesses recorded a ¥2.8 billion decline due to divestiture of cable television business made in the three month period ended December 31, 2007.

Reclassification of T-Gaia Corporation, which merged with MS Communications Co., Ltd. from subsidiary to associated company resulted in a decline of ¥5.6 billion in gross profit in IT division. The apparel and brand related business as well as life style related business continued to suffer.

Reflecting a decline of gross profit for the nine month period ended December 31, 2008, this segment recorded a ¥6.2 billion operating loss, a decline of ¥17.1 billion from operating income of ¥10.9 billion for the corresponding nine month period of the previous year. Reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decline of ¥5.0 billion in selling, general and administrative expenses.

Equity in earnings of associated companies for the nine month period ended December 31, 2008 was ¥3.7 billion, a decline of ¥2.0 billion from ¥5.7 billion for the corresponding nine month period of the previous year.

Net loss for the nine month period ended December 31, 2008 was ¥2.9 billion, a decline of ¥11.6 billion from net income of ¥8.7 billion for the corresponding nine month period of the previous year. Other than the above-mentioned factors there are following factors:

•

Reflecting the sharp equity market decline in Japan, this segment recorded a loss of ¥8.3 billion on write-down of securities including an impairment loss of Tokyo Broadcasting System, Inc. for the nine month period ended December 31, 2008. This segment recorded a loss of ¥3.2 billion on write-down of securities, which were mainly listed on the market, for the corresponding nine month period of the previous year.

•

This segment reported a gain of ¥16.9 billion on sale of securities including a gain of ¥11.9 billion on sales of a trust beneficiary right with respect to Shiodome building and a gain of ¥4.0 billion on sales of share in T-Gaia Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. This segment reported a gain of ¥7.3 billion on sales of securities for the corresponding nine month period of the previous year. The gain included a gain in conjunction with the merger of Mitsui Knowledge Industry Co., Ltd. and NextCom K.K. and a gain on sales of shares in Jupiter Telecommunications Co., Ltd.

•	This segment reported an impairment loss ¥4.1 billion on goodwill reflecting a decline in share price of Mitsui Knowledge Industry Co., Ltd.

Logistics & Financial Markets Segment

Gross profit for the nine month period ended December 31, 2008 was ¥59.7 billion, an increase of ¥18.2 billion from ¥41.5 billion for the corresponding nine month period of the previous year. The increase included a profit corresponding to a foreign exchange loss of ¥19.5 billion related to commodity trading business posted in other expense-net. Although commodity trading activities including those at Mitsui Energy Risk Management Ltd. decelerated due to the intensification of credit crunch in the three month period ended December 31, 2008, this segment remained robust as the commodity market, mainly energy markets, continued to be volatile, resulting in increased trading activities. On the other hand, this segment reported a loss due to a poor performance of a private equity fund this segment manages for the nine month period ended December 31, 2008. There was a reversal effect of a gain on sales of asset owned by logistics private fund for the corresponding nine month period of the previous year.

Reflecting the increase in gross profit, operating income for the nine month period ended December 31, 2008 was ¥30.4 billion, an increase of ¥13.6 billion from ¥16.8 billion for the corresponding nine month period of the previous year.

Equity in losses of associated companies for the nine month period ended December 31, 2008 was ¥4.8 billion, a ¥2.8 billion increase from losses of ¥2.0 billion for the corresponding nine month period of the previous year. This segment recorded equity in losses from investment in a partnership, NPF-Harmony (Japan), reflecting an other-than-temporary decline in its fair value. This segment recorded equity in losses from investments in the same NPF-Harmony and from ASAHI TECH CORPORATION for the corresponding nine month period of the previous year.

Accordingly, net loss for the nine month period ended December 31, 2008 was ¥3.9 billion, a decline of ¥7.3 billion from net income of ¥3.4 billion for the corresponding nine month period of the previous year. Other than the above mentioned factors there were following factors:

•

This segment reported a loss of ¥6.3 billion on write-down of securities due to decline in stock prices in the markets. For the corresponding nine month period of the previous year, the segment recorded a ¥7.1 billion loss on the write-down of securities including a ¥5.0 billion impairment loss of Central Finance Co., Ltd.

•	The segment recorded a foreign exchange loss of ¥19.5 billion in other expense-net, which corresponded to the increase in gross profit.

Americas Segment

Gross profit for the nine month period ended December 31, 2008 was ¥99.6 billion, an increase of ¥45.2 billion from ¥54.4 billion for the corresponding nine month period of the previous year.

•

Novus International Inc. recorded an increase of ¥23.0 billion in gross profit reflecting higher product prices as well as increase in sales volume supported by a strong demand of animal feed additives.

•

Steel Technologies, Inc., which was acquired in June 2007 and reported only seven months of results for the corresponding nine month period of the previous year, contributed to the increase in gross profit by ¥6.4 billion, reflecting increases in steel product prices as well as transfer of business from Mitsui Steel Inc. Also, Champions Pipe & Supply, Inc. contributed to the increase in gross profit supported by a strong demand of tubular pipes for oil and gas industry.

•

Mitsui Real Estate LLC., which recorded a loss of ¥9.1 billion on the write-down of residential home inventories for the corresponding nine month period of the previous year, increased gross profit by ¥7.2 billion, recording a small amount of loss on the write-down of inventories under severe circumstances for the real estate business in the United States.

•	Fertilizer business in South America also showed good performance supported by increase in prices of the fertilizers.

Operating income for the nine month period ended December 31, 2008 was ¥41.9 billion, an increase of ¥39.4 billion from ¥2.5 billion for the corresponding nine month period of the previous year reflecting the increase in gross profit. Personnel expenses at Novus International Inc. increased.

Equity in earnings of associated companies for the nine month period ended December 31,2008 was ¥1.1 billion, a ¥2.9 billion decline from ¥4.0 billion for the corresponding nine month period of the previous year. This segment recorded an equity in losses for Penske Automotive Group, Inc. reflecting an other- than-temporary decline in its share price.

Net loss for the nine month period ended December 31, 2008 was ¥3.3 billion, an increase of ¥1.9 billion from ¥1.4 billion for the corresponding nine month period of the previous year. In addition to the above factors, there were the following factors:

•	Interest expense, net of interest income, declined by ¥5.9 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. Dollar interest rates.

•

This segment recorded a ¥9.6 billion impairment loss of goodwill and a ¥3.0 billion impairment loss of long-lived assets. Steel Technologies Inc. recorded a ¥5.5 billion impairment loss of goodwill and an impairment loss of long-lived assets, reflecting severe condition of the steel products business for automotive and housing industries in the United States.

•	Fertilizantes Mitsui S.A.Industria e Comercio recorded a ¥3.5 billion liquidation cost of currency options in other expense-net.

Europe, the Middle East and Africa Segment

Gross profit for the nine month period ended December 31, 2008 was ¥18.8 billion, a decline of ¥1.3 billion from ¥20.1 billion for the corresponding nine month period of the previous year, reflecting a decline in gross profit of the chemical business due to declines in the market prices and curtailment of sales volume.

This segment recorded a ¥0.1 billion operating income for the nine month period ended December 31, 2008, a ¥1.8 billion decline from a ¥1.9 billion operating profit for the corresponding nine month period of the previous year, reflecting an increase mainly in personnel expenses.

Net income for the nine month period ended December 31, 2008 was ¥2.0 billion, a decline of ¥2.6 billion from ¥4.6 billion for the corresponding nine month period of the previous year. Other than the above mentioned factors, Mitsui & Co. France S.A.S. reported a gain of ¥1.8 billion from sale of office building. Also, this segment recorded its portion of a gain on sale of real estate in automotive related business for the corresponding nine month period of the previous year.

Asia Pacific Segment

Gross profit for the nine month period ended December 31, 2008 was ¥20.2 billion, a decline of ¥4.9 billion from ¥25.1 billion for the corresponding nine month period of the previous year, reflecting a decline in gross profit in almost all the businesses including chemical and iron & steel products businesses.

Operating loss for the nine month period ended December 31, 2008 was ¥0.3 billion, a decline of ¥7.0 billion from ¥6.7 billion for the corresponding nine month period of the previous year, reflecting decline mainly in gross profit and in personnel expenses.

Net income for the nine month period ended December 31, 2008 was ¥28.7 billion, an increase of ¥10.4 billion from ¥18.3 billion for the corresponding nine month period of the previous year. The main factor of the increase in net income is attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of December 31, 2008 were ¥8,847.6 billion, a decline of ¥690.2 billion from ¥9,537.8 billion, as of March 31, 2008.

Current assets as of December 31, 2008 were ¥4,812.1 billion, a decline of ¥ 246.0 billion from ¥5,058.1 billion as of March 31, 2008. While trade receivables of crude oil and oil product trading businesses at the Energy and Americas Segments declined reflecting falloff in oil prices, derivative assets at the Financial Markets Segment increased. Reclassification of T-Gaia Corporation from subsidiary to associated company also contributed to the decline.

Total current liabilities as of December 31, 2008 were ¥3,245.2 billion, a decline of ¥196.4 billion from ¥3,441.6 billion as of March 31, 2008. Trade payables declined corresponding to the decline of trade receivables. The reclassification of T-Gaia Corporation from subsidiary to associated company also resulted in a decline.

As a result, working capital, or current assets minus current liabilities, as of December 31, 2008 was ¥1,566.9 billion, a decline of ¥49.6 billion from ¥1,616.5 billion as of March 31, 2008.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization” “deferred tax assets-non-current” and “other assets” as of December 31, 2008 totaled ¥4,035.5 billion, a ¥444.3 billion decline from ¥4,479.8 billion as of March 31, 2008, mainly due to the following factors:

•	Total investments and non-current receivables as of December 31, 2008 was ¥2,924.7 billion, a decline of ¥312.6 billion from ¥3,237.3 billion as of March 31, 2008.

-	Within this category, investments in and advances to associated companies as of December 31, 2008 was ¥1,241.0 billion, a decline of ¥92.0 billion from ¥1,333.0 billion as of March 31, 2008.

-	Decline which does not involve cash outflow were a net decline of ¥244.5 billion caused from foreign exchange translation adjustment of foreign investments by the appreciation of the Japanese Yen vis-à-vis currencies of virtually all countries, and net increases in equity earnings of ¥66.1 billion (net of ¥82.9 billion dividends received from associated companies).

-	Major expenditures were additional investments in Valepar S.A. for ¥78.4 billion and in Multigrain AG (Switzerland) for ¥14.0 billion, and acquisitions of shares in Sims Metal Management Limited for ¥23.0 billion.

-	Major proceeds were a preferred stock redemption of ¥23.1 billion (net of additional contribution made to) made by IPM Eagle LLP.

Other investment as of December 31, 2008 was ¥1,035.0 billion a decline of ¥246.5 billion from ¥1,281.5 billion as of March 31, 2008, mainly due to:

-	A ¥155.8 billion net decline of unrealized holding gains and losses on available-for-sales securities, such as those of INPEX Holdings Inc.

-	A ¥57.6 billion loss on write down of shares including write down of shares in Mitsui Chemicals, Inc. of ¥14.8 billion.

-	A ¥19.5 billion net decline of investment in Sakhalin Energy Investment due to capital redemption and acquisition of shares (including a decline of ¥20.6 billion from foreign exchange translation)

-	On the other hand, major increase was acquisition of preferred Stock in Mitsui Sumitomo Financial Group overseas subsidiaries for ¥10.0 billion.

•	Property and equipment—at cost as of December 31, 2008 was ¥925.3 billion, a decline of ¥91.0 billion from ¥1,016.3 billion as of March 31, 2008. Major components of the decrease were as follows.

-	A ¥5.8 billion decline for iron ore mining expansion projects in Australia (including a negative effect from foreign exchange translation of ¥35.9 billion);

-	A ¥34.7 billion for coal mining expansion projects in Australia (including a negative effect from foreign exchange translation of ¥46.0 billion ); and

-	A ¥5.0 billion for energy related projects (including a negative effect from foreign exchange translation of ¥18.2 billion) such as Mitsui Oil Exploration Co., Ltd. (offshore Thailand), oil and gas projects of offshore Gulf of Mexico, Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, and oil and gas projects in Oman.

Long-term debt, less current maturities as of December 31, 2008 was ¥2,809.5 billion, a decline of ¥134.9 billion from ¥2,944.4 billion as of March 31, 2008, due mainly to declines at Mitsui & Co. (U.S.A.), Inc. and domestic and foreign financial subsidiaries.

Shareholders’ equity as of December 31, 2008 was ¥1,921.1 billion, a decline of ¥262.6 billion from ¥2,183.7 billion as of March 31, 2008. Major components of the decline were an increase of ¥192.4 billion in retained earnings, a net decline of ¥341.2 billion in foreign currency translation adjustments due to weaker Australian Dollar, Brazilian Real and U.S.Dollar against Japanese Yen, and a net decline of ¥97.3 billion in unrealized holding gains on available-for-sale securities reflecting a sharp decline in equity markets. As a result, shareholders’ equity to total assets ratio as of December 31, 2008 was 21.7%, a 1.2 percentage point deterioration from 22.9 % as of March 31, 2008. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of December 31, 2008 was ¥2,765.5 billion, a decline of ¥8.5 billion from ¥2,774.0 billion as of March 31, 2008. Net debt-to-equity ratio as of December 31, 2008 was 1.44 times, 0.17 point higher from 1.27 times as of March 31, 2008.

(*) Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

	Billions of Yen
	End of Dec. 2008	End of Mar. 2008
Short-term debt	¥555.1	¥464.6
Long-term debt	¥3,121.7	¥3,221.0
Interest bearing debt	¥3,676.8	¥3,685.6
Less cash and cash equivalents and time deposits	¥(911.2)	¥(911.6)

Net interest bearing debt	¥2,765.6	¥2,774.0
Shareholders’ equity	¥1,921.1	¥2,183.7

Net DER (times)	1.44	1.27

(2) Cash Flows during the nine-month period Ended December 31, 2008

Cash Flows from Operating Activities

Net cash provided by operating activities for the nine month period ended December 31, 2008 was ¥242.8 billion. The Group recorded operating income of ¥398.7 billion and net income of ¥279.7 billion for the nine month period ended December 31, 2008 led by the robust performance of the Mineral & Metal Resources Segment and the Energy Segment, while there were increases in cash outflows of ¥209.4 billion reflecting an increase in operating assets including increased inventories and derivative assets.

Cash Flows from Investing Activities

Net cash used in investing activities for the nine month period ended December 31, 2008 was ¥256.0 billion. The net cash used in investing activities consists of:

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥104.3 billion, which included the additional investments in Valepar S.A. for ¥78.4 billion, in IPM Eagle LLP for ¥9.6 billion and in Multigrain AG for ¥14.0 billion, and the acquisitions of shares in Sims Metal Management Limited for ¥23.0 billion. The major cash inflow was the redemption of preferred shares in IPM Eagle LLP for ¥32.7 billion.

•

The net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥19.0 billion. Major expenditures included additional investment in Sakhalin Energy Investment for ¥15.3 billion and acquisition of preferred Stock in Mitsui Sumitomo Financial Group overseas subsidiaries for ¥10.0 billion. Proceeds from sales of those investments consisted of redemption of shares in Sakhalin Energy Investment for ¥14.2 billion and proceeds from sale of a trust beneficiary right with respect to Shiodome building for ¥14.0 billion and sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥166.6 billion. Major expenditures of equipment included:

-	iron ore mining projects in Australia for ¥34.6 billion;

-	coal mining projects in Australia for ¥13.1 billion;

-	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥54.6 billion; and

-	leased rolling stock for ¥19.9 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the nine-month period ended December 31, 2008 was a net outflow of ¥13.2 billion.

Cash Flows from Financing Activities

During the nine-month period ended December 31, 2008, cash inflow from the borrowing of short-term debt mainly at Mitsui was ¥155.4 billion and cash outflow for the repayment of long-term debt was ¥8.7 billion. Thus, net cash provided by financing activities was ¥58.7 billion after the payments of cash dividends of ¥87.3 billion.

As a result, cash and cash equivalents as of December 31, 2008 were ¥893.4 billion, a ¥5.9 billion decline from ¥899.3 billion as of March 31, 2008.

5. Forecast net income for the year ending March 31, 2009

We forecast our net income for the year ending March 31, 2009 to be ¥310 billion. Major components of our forecasted consolidated income statements for the year ending March 31, 2009 are set forth below. (“▲” means loss.)

[Assumption]	Dec-08 Nine-month Results		Mar-09 Three-month Forecast
Exchange rate(JPY/USD) Crude oil (JCC)	102.48 $107/bbl		90.00 $85/bbl				(Billions of yen)
	Mar-09 Revised Forecast		Mar-09 Forecast (Announced on Nov5)		Increase		Description
Total trading transactions		16, 000. 0		17,000.0	▲	1,000.0
Gross profit		1, 030. 0		1,160.0	▲	130.0	Decline in sales volume of iron ore and coal, appreciation of Japanese Yen and slowdown of real economy
SG & A expenses	▲	600.0	▲	610.0		10.0
Provision for doubtful receivables	▲	10.0	▲	10.0		0.0
Operating income		420.0		540.0	▲	120.0
(Other expenses)				0.0
Interest expenses	▲	40. 0	▲	45.0		5. 0	Lower U.S. dollar interest rates
Dividend income		65.0		50.0		15.0
Gain on sales of securities, PPE and other gain–net	▲	105.0	▲	25.0	▲	80.0	Impairments on listed securities, fixed assets and goodwill and foreign exchange loss
Income from continuing operations before taxes		340.0		520.0	▲	180.0
Income from continuing operations after taxes		230.0		310.0	▲	80.0
Minority Interests in Earnings of Subsidiaries	▲	45.0	▲	50.0		5.0	Decrease at investment vehicle companies of iron ore and copper producing businesses
Equity in earnings of associated companies		125.0		200.0	▲	75.0	Impairment loss on listed securities, decline in natural resources prices, decline in sales volume and appreciation of Japanese Yen
Income from Discontinued Operations–Net (After Income Tax Effect)		0.0		0.0		0.0
Net income		310.0		460.0	▲	150.0

Assumed foreign exchange rates for the year ending March 31, 2009 are ¥90/US$, ¥60/AU$ and ¥40/BRL, while average foreign exchange rates for the nine month period ended December 31, 2008 were ¥102.48/US$, ¥85.66/AU$ and ¥56.42/BRL. Also, we assume the oil price will continue to be US$47/Barrel (JCC) through March 31, 2009, resulting in an average oil price of US$85/Barrel applicable to our financial results for the three month period ending March 31, 2009.(*)

The global financial crisis is placing further downward pressure on growth and the slowdown in the real economy is fostering a sharp fall in world trade growth, seriously affecting businesses of virtually all segments. Reflecting the sharp decline in demand, both volume and prices of all commodities have fallen sharply and even iron ore and coal businesses, which volume and prices are fixed on an annual basis, are being adversely affected. Almost every currency in the world has depreciated against the Japanese Yen reflecting the unwinding of yen-based carry trades and thus making earnings at foreign subsidiaries shrink when they are translated into our Japanese Yen denominated financial statements. As a result, gross profit is expected to be ¥1,030.0 billion, a decrease of ¥130.0 billion from ¥1,160.0 billion in the forecast revised at second quarter closing (hereinafter, “previous forecast”). Interest expense (net) is expected to be ¥40.0 billion, a decrease of ¥5.0 billion from ¥45.0 billion in the previous forecast, considering the lowered interest rates of all the currencies. We anticipate a loss of ¥105.0 billion in loss on write-down of securities; property, plants and equipment and other expense-net, an increase of ¥80.0 billion from net loss of ¥25.0 billion in the previous forecast, due to recognition of impairment losses on listed securities, fixed assets and goodwill as well as foreign exchange loss. Minority interest is expected to be a loss of ¥45.0 billion, an improvement of ¥5.0 billion from a loss of ¥50.0 billion in the previous forecast, expecting improvements at investment vehicle companies for iron ore and copper producing businesses reflecting declines in the prices and the sales volume. Equity in earnings of associated companies is expected to be ¥125.0 billion, a decline of ¥75.0 billion from ¥200.0 billion in the previous forecast, taking into consideration impairment losses on listed securities, declines in prices of natural resources and sales volumes as well as appreciation of the Japanese Yen against the Australian Dollar and Brazilian Real.

As a result, net income for the year ending March 31, 2009 is expected to be ¥310.0 billion, a decline of ¥150.0 billion from ¥460.0 in the previous forecast.

In addition, the equity market has continued to be at very low levels showing wild ups and downs. Also there still is uncertainty about the equity markets. If the equity prices continue to be at the same low levels through the fiscal year end, there is a risk of additional impairment losses on listed securities. We will also closely monitor the progress of the Japanese Yen appreciation, declines in commodity prices and the sluggish economic situation.

(*)	Oil price trend is reflected in the net income within a zero to 6 month time lag. Currently, 6 month time lag portion, 3 month time lag portion and no time lag portion are about 20%, about 60 to 70% and the remaining 10 to 20%, respectively.

Forecast on annual operating results by operating segment compared to the previous forecast is described as below: (“▲” means loss.)

	Billions of Yen
Segment	Mar 09 Revised Forecast		Mar 09 Forecast announced on Nov 5		Increase /Decrease

Iron & Steel Products		12.0		17.0	▲	5.0
Mineral & Metal Resources		90.0		160.0	▲	70.0
Machinery & Infrastructure Projects		30.0		43.0	▲	13.0
Chemical	▲	4.0		10.0	▲	14.0
Energy		160.0		161.0	▲	1.0
Foods & Retail		7.0		12.0	▲	5.0
Consumer Service & IT	▲	2.0		12.0	▲	14.0
Logistics & Financial Markets	▲	5.0		5.0	▲	10.0
Americas Segment		0.0		19.0	▲	19.0
Europe, the Middle East and Africa		0.0		2.0	▲	2.0
Asia & Pacific		32.0		42.0	▲	100.0
Total		320.0		483.0	▲	163.0
All other / Adjustments & Eliminations	▲	10.0	▲	23.0		13.0
Consolidated Total		310.0		460.0	▲	150.0

•        The projected net income of the Mineral & Metal Resources Segment for the year ending March 31, 2009 is ¥90.0 billion, a decline of ¥70.0 billion from the previous forecast. In addition to the negative factors of the three month period ended December 31, 2008, declines in sales volume of iron ore, decline is non ferrous metal prices and the appreciation of the Japanese Yen against the Australian Dollar and Brazilian Real are taken into consideration.

•        The projected net income of the Energy Segment for the year ending March 31, 2009 is ¥160.0 billion, a decline of ¥0.1 billion from the previous forecast. We assume the annual average crude oil price to be US$101/barrel, US$1/barrel lower than the previous forecast. We have taken into consideration the negative impact of the decreased coal sales volume and the appreciation of the Japanese Yen against the Australian Dollar, which is expected to be offset with a decrease in exploration cost.

•        Business activities at all the non-resources segments as well as overseas segments are expected to be overall sluggish affected by the appreciation of the Japanese Yen and slowdown of economy being intensified day by day, in addition to the negative factors already recognized in the three month period ended December 31, 2008, such as impairment losses on securities and goodwill. All these segments are expected to post declines in net income compared to the net incomes projected in the previous forecast.

6. Dividend policy

In order to maximize shareholder value, we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the Group aim to steadily increase dividends from their current levels.

In accordance with this dividend policy, in November we announced that our annual dividend per share was expected to be ¥50 (including the interim dividend of ¥25) on the assumption that our annual net income would be ¥460.0 billion.

Nevertheless, as stated above, the steep global recession and falloff in the commodity markets since last autumn are adversely affecting our net income more than we expected. Furthermore, loss on write-down on securities due to drop in equity markets, impairment losses on goodwill and long-lived assets caused by the downward review of the business plans and decreases in foreign subsidiaries’ net incomes by the appreciation of Japanese Yen made us revise our annual net income forecast downwardly from the previous ¥460.0 billion to the current ¥310.0 billion. According to the target dividend pay out ratio of 20%, now we plan to pay an annual dividend of around ¥35 (including the interim dividend of ¥25) per share, a ¥15 down from the previously announced dividend providing we achieve our revised income forecast. The final annual dividend proposal for shareholder’s approval will be determined based on the net income for the fiscal year ending March 31, 2009.

With respect to the dividend policy under the current business circumstances, we would like to prioritize enhancing the financial strength as well as the net worth of the Group considering the high cash demands for investing activities and more new appealing investment opportunities, economic stagnation to be expected for a long time and uncertainties in the commodity and equity markets. We will continue to study the dividend policy taking into consideration the business environment, future trend of the investing activities, free cash flow level, interest bearing debt level and return on equity.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

2. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing the Consolidated Financial Statements]

•	Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies elected to offset ¥187,907 million in other current liabilities against derivative assets, and ¥337,996 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of December 31, 2008. The companies have also offset ¥112,038 million in other current liabilities against derivative assets, and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2008 through retrospective application.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	December 31, 2008	March 31, 2008
ASSETS

Current Assets:
Cash and cash equivalents	¥893,426	¥899,264
Time deposits	17,818	12,302
Marketable securities	16,222	7,114
Trade receivables:
Notes and loans, less unearned interest	372,602	424,406
Accounts	1,818,617	2,125,640
Associated companies	151,033	228,831
Allowance for doubtful receivables	(18,216)	(23,289)
Inventories	654,554	739,721
Advance payments to suppliers	110,150	95,188
Deferred tax assets - current	50,323	37,766
Derivative assets	426,138	279,295
Other current assets	319,404	231,826

Total current assets	4,812,071	5,058,064

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,241,031	1,333,042
Other investments	1,035,031	1,281,476
Non-current receivables, less unearned interest	510,278	497,265
Allowance for doubtful receivables	(55,802)	(58,957)
Property leased to others - at cost, less accumulated depreciation	194,185	184,447

Total investments and non-current receivables	2,924,723	3,237,273

Property and Equipment - at Cost:
Land, land improvements and timberlands	168,472	188,848
Buildings, including leasehold improvements	338,093	385,104
Equipment and fixtures	823,315	815,202
Mineral rights	141,231	146,120
Vessels	34,801	33,789
Projects in progress	148,573	176,987

Total	1,654,485	1,746,050
Accumulated depreciation	(729,217)	(729,715)

Net property and equipment	925,268	1,016,335

Intangible Assets, less Accumulated Amortization	93,883	128,504
Deferred Tax Assets - Non-current	14,970	20,574
Other Assets	76,662	77,079

Total	¥8,847,577	¥9,537,829

	(Millions of Yen)
	December 31, 2008	March 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt	¥555,121	¥464,547
Current maturities of long-term debt	312,170	276,620
Trade payables:
Notes and acceptances	78,819	79,414
Accounts	1,537,944	1,888,911
Associated companies	45,583	69,476
Accrued expenses:
Income taxes	86,095	127,411
Interest	19,047	21,924
Other	67,851	85,526
Advances from customers	140,737	113,939
Derivative liabilities	279,067	238,684
Other current liabilities	122,769	75,111

Total current liabilities	3,245,203	3,441,563

Long-term Debt, less Current Maturities	2,809,476	2,944,383

Accrued Pension Costs and Liability for Severance Indemnities	30,634	32,754

Deferred Tax Liabilities-Non-current	283,425	387,337

Other Long-Term Liabilities	328,759	304,156

Minority Interests	228,969	243,976

Shareholders’ Equity:
Common stock	339,622	337,544
Capital surplus	434,147	432,245
Retained earnings:
Appropriated for legal reserve	49,454	47,463
Unappropriated	1,587,705	1,397,313
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	43,195	140,446
Foreign currency translation adjustments	(476,385)	(135,196)
Defined benefit pension plans	(31,359)	(32,160)
Net unrealized gains and losses on derivatives	(19,638)	1,135

Total accumulated other comprehensive loss	(484,187)	(25,775)

Treasury stock, at cost	(5,630)	(5,130)

Total shareholders’ equity	1,921,111	2,183,660

Total	¥8,847,577	¥9,537,829

Notes:	1.	The Consolidated Balance Sheets above are not reviewed by the auditors.

	2.	The Consolidated Balance Sheet as of March 31, 2008 above has been adjusted due to the adoption of FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008.

(2) Statements of Consolidated Income

	(Millions of Yen)
	Nine-month period ended December 31, 2007	Nine-month period ended December 31, 2008
Revenues :
Sales of products	¥3,654,046	¥3,953,777
Sales of services	418,779	390,163
Other sales	129,504	164,694

Total revenues	4,202,329	4,508,634
[ Total Trading Transactions : Nine-month period ended December 31, 2007, ¥ 12,649,032 million Nine-month period ended December 31, 2008, ¥ 12,688,270 million ]
Cost of Revenues :
Cost of products sold	(3,305,860)	(3,458,927)
Cost of services sold	(113,916)	(121,491)
Cost of other sales	(62,650)	(65,377)

Total cost of revenues	(3,482,426)	(3,645,795)

Gross Profit	719,903	862,839

Other Expenses (Income):
Selling, general and administrative	446,089	453,608
Provision for doubtful receivables	4,865	10,490
Interest expense, net of interest income	37,051	27,738
Dividend income	(40,166)	(58,814)
Gain on sales of securities - net	(61,871)	(34,899)
Loss on write-down of securities	19,339	57,639
Gain on disposal or sales of property and equipment - net	(1,221)	(4,512)
Impairment loss of long-lived assets	7,313	14,430
Impairment loss of goodwill	—	13,639
Other (income) expense - net	(1,659)	46,131

Total other expenses	409,740	525,450

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	310,163	337,389

Income Taxes	127,502	116,602

Income from Continuing Operations before Minority Interests and Equity in Earnings	182,661	220,787
Minority Interests in Earnings of Subsidiaries	(33,016)	(36,862)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	118,887	95,776

Income from Continuing Operations	268,532	279,701
Income from Discontinued Operations - Net (After Income Tax Effect)	65,983	—

Net Income	¥334,515	¥279,701

Comprehensive Income (Loss) :
Net income	¥334,515	¥279,701

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(44,317)	(97,251)
Foreign currency translation adjustments	19,328	(341,189)
Defined benefit pension plans	1,268	801
Net unrealized gains and losses on derivatives	(2,173)	(20,773)

Comprehensive Income (Loss)	¥308,621	¥(178,711)

Note: The Statements of Consolidated Income above are not reviewed by the auditors.

	Three-month period ended December 31, 2007	Three-month period ended December 31, 2008
Revenues :
Sales of products	¥1,278,146	¥1,008,921
Sales of services	141,058	106,069
Other sales	45,842	61,019

Total revenues	1,465,046	1,176,009
[ Total Trading Transactions : Three-month period ended December 31, 2007, ¥ 4,446,853 million Three-month period ended December 31, 2008, ¥ 3,715,153 million ]
Cost of Revenues :
Cost of products sold	(1,169,687)	(886,662)
Cost of services sold	(38,395)	(35,546)
Cost of other sales	(15,585)	(19,649)

Total cost of revenues	(1,223,667)	(941,857)

Gross Profit	241,379	234,152

Other Expenses (Income) :
Selling, general and administrative	149,719	141,507
Provision for doubtful receivables	2,226	4,704
Interest expense, net of interest income	13,424	9,368
Dividend income	(11,747)	(19,908)
Gain on sales of securities - net	(10,839)	(16,432)
Loss on write-down of securities	6,676	32,893
(Gain) loss on disposal or sales of property and equipment - net	(19)	648
Impairment loss of long-lived assets	5,081	13,297
Impairment loss of goodwill	—	13,639
Other (income) expense - net	(207)	27,235

Total other expenses	154,314	206,951

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	87,065	27,201

Income Taxes	39,281	(8,188)

Income from Continuing Operations before Minority Interests and Equity in Earnings	47,784	35,389
Minority Interests in Earnings of Subsidiaries	(12,338)	(6,147)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	46,512	9,911

Income from Continuing Operations	81,958	39,153
Income from Discontinued Operations - Net (After Income Tax Effect)	636	—

Net Income	¥82,594	¥39,153

Comprehensive Income (Loss) :
Net income	¥82,594	¥39,153

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(46,729)	(44,887)
Foreign currency translation adjustments	(1,591)	(258,398)
Defined benefit pension plans	561	(635)
Net unrealized gains and losses on derivatives	(8,146)	(1,049)

Comprehensive Income (Loss)	¥26,689	¥(265,816)

Note:	The Statements of Consolidated Income above are not reviewed by the auditors.

(3) Statement of Consolidated Cash Flows

(Millions of Yen)
Nine-month period ended December 31, 2008
Operating Activities:
Net income	¥279,701
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,653
Pension and severance costs, less payments	4,553
Provision for doubtful receivables	10,490
Gain on sales of securities - net	(34,899)
Loss on write-down of securities	57,639
Gain on disposal or sales of property and equipment - net	(4,512)
Impairment loss of long-lived assets	14,430
Impairment loss of goodwill	13,639
Deferred income taxes	(18,781)
Minority interests in earnings of subsidiaries	36,862
Equity in earnings of associated companies, less dividends received	(15,561)
Changes in operating assets and liabilities:
Decrease in trade receivables	322,128
Increase in inventories	(28,871)
Decrease in trade payables	(282,516)
Other - net	(220,139)

Net cash provided by operating activities	242,816

Investing Activities:
Net increase in time deposits	(6,415)
Net increase in investments in and advances to associated companies	(104,298)
Net decrease in other investments	18,976
Net decrease in long-term loan receivables	2,382
Net increase in property leased to others and property and equipment	(166,647)

Net cash used in investing activities	(256,002)

Financing Activities:
Net increase in short-term debt	155,440
Net decrease in long-term debt	(8,713)
Purchases of treasury stock - net	(670)
Payments of cash dividends	(87,318)

Net cash provided by financing activities	58,739

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(51,391)

Net decrease in Cash and Cash Equivalents	(5,838)
Cash and Cash Equivalents at Beginning of Period	899,264

Cash and Cash Equivalents at End of Period	¥893,426

Note:	The Statement of Consolidated Cash Flows above is not reviewed by the auditors.

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Nine-month period ended December 31, 2007 (from April 1, 2007 to December 30, 2007) (As restated)

								(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,117,249	1,177,710	1,768,816	1,943,525	1,928,292	1,534,821	841,511	134,574
Gross Profit	47,138	72,096	88,256	75,980	152,597	61,302	84,365	41,502
Operating Income (Loss)	21,153	60,130	22,427	32,731	118,909	12,939	10,861	16,816
Equity in Earnings of Associated Companies	4,026	59,052	14,703	4,362	26,310	2,346	5,746	Δ2,046
Net Income	17,587	148,300	31,344	16,231	88,398	9,127	8,747	3,425

Total Assets at December 30, 2007	691,318	992,110	1,671,755	909,201	1,725,372	745,405	755,230	702,316

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,276,265	388,044	540,920	12,651,727	4,508	Δ7,203	12,649,032
Gross Profit	54,423	20,076	25,130	722,865	2,567	Δ5,529	719,903
Operating Income (Loss)	2,475	1,921	6,708	307,070	Δ2,614	Δ35,507	268,949
Equity in Earnings of Associated Companies	4,011	227	660	119,397	53	Δ563	118,887
Net Income	1,382	4,573	18,291	347,405	4,455	Δ17,345	334,515

Total Assets at December 31, 2007	788,898	214,113	399,633	9,595,351	2,817,810	Δ2,181,126	10,232,035

Nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,245,824	1,069,669	1,514,818	1,798,269	2,541,816	1,561,192	629,463	161,837
Gross Profit	46,108	106,852	84,211	67,242	231,178	64,010	60,223	59,701
Operating Income (Loss)	19,922	95,608	15,687	26,508	188,336	15,804	Δ6,153	30,426
Equity in Earnings of Associated Companies	3,047	42,238	13,354	3,667	31,642	1,350	3,737	Δ4,836
Net Income (Loss)	12,022	84,056	21,659	Δ215	132,460	6,895	Δ2,876	Δ3,876

Total Assets at December 31, 2008	690,682	796,428	1,380,082	681,640	1,490,526	747,748	621,851	695,094

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,319,872	435,016	407,957	12,685,733	2,437	100	12,688,270
Gross Profit	99,600	18,817	20,164	858,106	4,333	400	862,839
Operating Income (Loss)	41,891	102	Δ306	427,825	41	Δ29,125	398,741
Equity in Earnings of Associated Companies	1,098	Δ96	779	95,980	31	Δ235	95,776
Net Income (Loss)	3,317	2,008	28,700	284,150	4,748	Δ9,197	279,701

Total Assets at December 31, 2008	598,409	159,215	223,480	8,085,155	2,969,781	Δ2,207,359	8,847,577

Notes:	1.	The operating segment information above is not reviewed by the auditor.

	2.	Total Assets at December 31, 2007 is not adjusted in accordance with the FASB Staff Position No. FASB Interpretation No. FIN 39-1, “Amendment of FASB Interpretation No.39.”

	3.	The figures of “Consolidated Total” for the nine-month period ended December 31, 2007 has been reclassified to conform to the change in current period presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation-net (after income tax effect) is included in “Adjustments and Eliminations.”

	4.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2007 and December 31, 2008 consisted primarily of cash, cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	5.	Net Income (Loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	6.	Transfers between operating segments are made at costs plus a markup.

	7.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

8.

Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the nine-month period ended December 31, 2007 has been restated to conform to the current period presentation.

Three-month period ended December 31, 2007 (from October 1, 2007 to December 31, 2007) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	376,035	358,164	688,294	665,194	698,593	536,266	271,219	51,443
Gross Profit	15,468	27,516	31,799	23,103	51,421	19,507	25,362	16,156
Operating Income (Loss)	6,862	23,891	9,049	9,348	40,423	3,814	1,359	6,705
Equity in Earnings of Associated Companies	1,345	20,380	13,089	1,495	7,065	1,562	1,603	Δ1,604
Net Income (Loss)	5,650	30,133	18,354	5,315	15,933	4,001	609	3,135

Total Assets at December 31, 2007	691,318	992,110	1,671,755	909,201	1,725,372	745,405	755,230	702,316

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	488,073	133,650	178,496	4,445,427	1,329	97	4,446,853
Gross Profit	14,568	6,918	8,723	240,541	969	Δ131	241,379
Operating Income (Loss)	Δ3,198	808	2,277	101,338	Δ688	Δ11,216	89,434
Equity in Earnings of Associated Companies	1,600	106	248	46,889	11	Δ388	46,512
Net Income (Loss)	Δ1,758	961	5,926	88,259	941	Δ6,606	82,594

Total Assets at December 31, 2007	788,898	214,113	399,633	9,595,351	2,817,810	Δ2,181,126	10,232,035

Three-month period ended December 31, 2008 (from October 1, 2008 to December 31, 2008)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	399,468	250,923	444,805	417,836	893,745	520,834	149,578	54,232
Gross Profit	11,784	15,083	22,073	12,172	64,052	21,954	14,084	25,467
Operating Income (Loss)	3,369	11,354	987	Δ443	49,871	5,299	Δ3,707	16,228
Equity in Earnings of Associated Companies	652	Δ9,298	5,549	104	12,034	358	2,087	Δ1,208
Net Income (Loss)	2,737	Δ7,906	4,528	Δ4,186	49,357	1,538	1,815	Δ5,090

Total Assets at December 31, 2008	690,682	796,428	1,380,082	681,640	1,490,526	747,748	621,851	695,094

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	319,137	176,141	87,898	3,714,597	689	Δ133	3,715,153
Gross Profit	34,401	5,966	2,960	229,996	1,526	2,630	234,152
Operating Income (Loss)	15,234	331	Δ3,644	94,879	87	Δ7,025	87,941
Equity in Earnings of Associated Companies	Δ881	Δ13	660	10,044	8	Δ141	9,911
Net Income (Loss)	Δ10,610	Δ936	3,929	35,176	1,560	2,417	39,153

Total Assets at December 31, 2008	598,409	159,215	223,480	8,085,155	2,969,781	Δ2,207,359	8,847,577

Notes:	1.	The operating segment information above is not reviewed by the auditor.

	2.	Total Assets at December 31, 2007 is not adjusted in accordance with the FASB Staff Position No. FASB Interpretation No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

	3.	The figures of “Consolidated Total” for the three-month period ended December 31, 2007 has been reclassified to conform to the change in current period presentation for discontinued operations in accordance with SFAS No. 144.
The reclassification to income (loss) from discontinued operation-net (after income tax effect) is included in “Adjustments and Eliminations.”

	4.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2007 and December 31, 2008 consisted primarily of cash and cash equivalents, time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	5.	Net Income (Loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	6.	Transfers between operating segments are made at costs plus a markup.

	7.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	8.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the three-month period ended December 31, 2007 has been restated to conform to the current period presentation.

(6) Significant changes in shareholders’ equity : N/A